EXHIBIT 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

by and among

R. L. DRAKE HOLDINGS, LLC
as “Purchaser”

and

R. L. DRAKE, LLC
as “Seller”

and

R. L. DRAKE ACQUISITION CORPORATION AND
WBMK HOLDING COMPANY
as the “Members”

February 1, 2012

i

2.32	Actions Since November 11, 2011	30
2.33	Books and Records	31
2.34	No Illegal Payments	31
2.35	Back-Up Files	31
2.36	Confidentiality Agreements	31
2.37	Disclosure	32
SECTION 3.	REPRESENTATIONS AND WARRANTIES OF PURCHASER.	32
3.1	Making of Representations and Warranties	32
3.2	Organization of Purchaser	32
3.3	Authority of Purchaser; Non-Contravention	32
3.4	Litigation	33
3.5	Finder’s Fee	33
SECTION 4.	DELIVERIES.	33
4.1	Deliveries by Seller at Closing	33
4.2	Delivery by Purchaser at Closing	34
SECTION 5.	POST-CLOSING RIGHTS AND OBLIGATIONS.	35
5.1	Collection of Assets	35
5.2	Payment of Obligations	35
5.3	Assumed Liabilities	35
5.4	Other Tax Matters	35
5.5	Confidentiality	37
5.6	Non-Disparagement	37
5.7	Restrictive Covenants	37
5.8	Name Change	38
5.9	Employee Matters	38
5.10	Removal of Certain Excluded Assets	39
5.11	Updated Inventory Summary	39
5.12	Restriction on Distribution of Closing Cash Payment	40
SECTION 6.	SURVIVAL; INDEMNIFICATION.	40
6.1	Survival	40
6.2	Indemnification by Seller and the Member Parties	40
6.3	Indemnification by Purchaser	42
6.4	Limitations on Indemnification	43
6.5	Defense of Claims	43
6.6	Reliance	45
6.7	Accounting Adjustment	45
SECTION 7.	MISCELLANEOUS.	45
7.1	Fees and Expenses	45
7.2	Governing Law	46
7.3	Dispute Resolution	46
7.4	Notices	47
7.5	Entire Agreement	48
7.6	Assignability; Binding Effect	48
7.7	Captions	48
7.8	Execution in Counterparts	48
7.9	Amendments	48

7.10	Schedules and Exhibits	48
7.11	No Third Party Beneficiaries	48
7.12	Legal Representation of the Parties	48
7.13	Interpretation	48
7.14	Severability	49
7.15	Set-Off	49
7.16	Press Releases	49
7.17	No Waiver	49
7.18	Certain Defined Terms	49
7.19	Third Party Consents	50

EXHIBIT LIST

Exhibit 1.6(b)	Escrow Agreement
Exhibit 4.1(a)(1)	Bill of Sale
Exhibit 4.1(a)(2)	Assignment and Assumption Agreement
Exhibit 4.1(b)	Intellectual Property Assignments
Exhibit 4.1(c)(1)	Noncompetition Agreement
Exhibit 4.1(c)(2)	Employee Noncompetition Agreement
Exhibit 4.1(d)	Opinion of Seller’s Counsel
Exhibit 4.1(m)	Ohio Sublease
Exhibit 4.1 (n)	Forms of Canadian Employee Offer Letters

SCHEDULES

Schedule 1.1(b)	Assigned Contracts
Schedule 1.1(c)	Receivables
Schedule 1.1(d)	Permits
Schedule 1.1(f)	Proprietary Rights
Schedule 1.1(h)	Memberships
Schedule 1.1(k)	Manufacturer Warranties and Warranty Rights Not Tranasferred
Schedule 1.1(l)	Telephone Numbers; Telecopier Numbers
Schedule 1.2(e)	Excluded Assets
Schedule 1.3(a)	Capital Leases
Schedule 1.10	Allocation of Purchase Price
Schedule 2.2	Organization and Qualification of Seller; Organization of Member Parties
Schedule 2.4(a)	Ownership of Seller
Schedule 2.5	Authority of Seller and the Member Parties; Non-Contravention
Schedule 2.6(a)(ii)	Lease Agreements – Real Property
Schedule 2.6(a)(v)	Sublease
Schedule 2.6(b)(1)	Personal Property
Schedule 2.6(b)(2)	Leased Person Property
Schedule 2.8(a)	Financial Statements
Schedule 2.9	Taxes
Schedule 2.10	Closing Date Receivable Schedule
Schedule 2.12	Absence of Changes
Schedule 2.14	Material Contracts
Schedule 2.15	Litigation
Schedule 2.17	Insurance
Schedule 2.20	Permits
Schedule 2.21(a)	Transactions with Related Persons
Schedule 2.22	Employee Benefit Programs
Schedule 2.22(f)	Canadian Employee Termination Payment Obligation Amount
Schedule 2.23(a)	Environmental Permits
Schedule 2.23(e)	Hazardous Substances / Plating Operation Assets and Materials
Schedule 2.24	Directors, Officers, Employees, Consultants and Contractors
Schedule 2.25(a)	Employees; Labor Matters
Schedule 2.25(d)	Personal Leave, Personal Time Off, Sick and Vacation Leave
Schedule 2.26(b)	Owned Proprietary Rights
Schedule 2.26(c)	Proprietary Rights that Seller Uses Pursuant to a License, Sub-License or Other Agreement
Schedule 2.26(g)	Required Consents – Proprietary Rights
Schedule 2.27	Indebtedness; Guarantees
Schedule 2.28	Non-Competition Restrictions
Schedule 2.29(a)	Warranties
Schedule 2.29(b)	Customer Claims
Schedule 2.30	Inventory
Schedule 2.31(a)	Suppliers
Schedule 2.31(b)	Customers
Schedule 2.32	Actions Since November 11, 2011
Schedule 2.35	Back-Up Files
Schedule 2.36(a)	Confidentiality Agreements / Non-Disclosure Agreements

v

Schedule 2.36(b)	Confidentiality Agreements / Non-Disclosure Agreements – Dunn Rush & Co. (formerly Dunn & Partners, LLC)
4.1(l)	Required Consents
4.1(n)	Canadian Employees
5.9(a)	Hired Employees
6.4(d)	Seller Insurance Policies for Indemnification Claims

INDEX OF DEFINED TERMS

Term	Section of Agreement

Acquired Products	1.5(d)
Adverse Result	6.5(f)
Affiliate	7.18(a)
Agreement	Preamble
Ancillary Documents	2.5
Anti-Corruption Laws	2.34
Assigned Contracts	1.1(b)
Assumed Liabilities	1.3
Balance Sheet	2.8(a)
Balance Sheet Date	2.8(a)
Back-Up Copy	2.35
Back-Up Systems	2.35
Baseline Gross Profit	1.5(d)
Business	Recitals
Cap	6.4(b)
Canadian Employee Termination Payment Obligation	7.18(b)
Closing	1.8
Closing Cash Payment	1.5(a)
Closing Date	1.8
Closing Date Balance Sheet	1.7(b)(i)
Closing Date Receivable Schedule	2.10
Closing Date Receivables	2.10
Closing Date Working Capital	1.7(c)
COBRA	2.25(e)
Code	1.10
Collected Receivables	1.7(d)
Contested Pre-Closing Tax Proceeding	6.5(f)
Core Business	1.5(d)
Corporate Records	1.2(b)
CPR	7.3(c)
Creditor	4.1(j)
Deductible Amount	6.4
Earn-Out	1.5(d)
Earn-Out Auditor	1.5(d)
Earn-Out Period	1.5(d)
Earn-Out Statement	1.5(d)
Employee Program	2.22(e)(i)
Environmental, Health and Safety Laws	2.23(c)
Environmental Permits	2.23(a)
ERISA	2.22
Escrow Agent	1.6(b)
Escrow Agreement	1.6(b)
Escrow Amount	1.5(b)
Escrow Funds	1.6(b)
Estimated Closing Date Working Capital	1.7(a)(i)

Estimated Working Capital Deficiency	1.7(a)(i)
Estimated Working Capital Surplus	1.7(a)(i)
Excluded Assets	1.2
Excluded Liabilities	1.4
Existing Affiliate(s)	1.5(d)
Existing Products	1.5(d)
Facility	7.18(f)
FCPA	2.34
Financial Statements	2.8(a)
Function/Market Equivalent Products	1.5(d)
Fundamental Representations	6.4(a)
GAAP	1.5(d)
Governmental Authority	2.9(a)(i)
Gross Profit	1.5(d)
Hazardous Substances	1.4(j)
Hired Employees	5.9(a)
Incremental Gross Profit	1.5(d)
Indemnification Claim Expiration Date	6.1(b)
Indemnified Party	6.5(a)
Indemnifying Party	6.5(a)
Independent Accountant	1.7(b)(iii)
Interim Financial Statements	2.8(a)
Inventory	1.1(g)
Inventory Summary	2.30
IRS	1.10
JAMS	7.3(d)
Laws	2.5(b)
Lease	2.6(a)(ii)
Leased Premises	2.6(a)(ii)
Leased Real Property	2.6(a)(ii)
Liens	1.1
Losses	6.2
Material Contracts	2.14
Material Consent	7.19
Materiality Conditions	6.1(c)
Member Parties	Preamble
Members	7.18(e)
Multiemployer Plan	2.22(e)(iii)
Net Sales	1.5(d)
New Excluded Products	1.5(d)
New Products	1.5(d)
Non-Competition Agreements	4.1(c)
Obligations	6.2(b)
Ohio Leased Premises	1.6(a)(v)
Ohio Sublease	4.2(m)
Ontario Lease	5.13
OSHA	2.23(c)
Owned IP	2.26(b)
Party / Parties	Preamble
Pay-off Amounts	1.6(c)

PCBs	1.4(j)
Permits	1.1(d)
Person	7.18(d)
Plating Operation Assets and Materials	5.10
Pre-Closing Tax Proceeding	6.5(f)
Proceeding	2.15
Products	1.5(d)
Public Official or Entity	2.34
Purchase Price	1.5
Proprietary Rights	1.1(f)
Purchased Assets	1.1
Purchaser	Preamble
Purchaser Indemnified Party	6.2
Purchaser Indemnified Parties	6.2
Restrictive Covenants	5.7(a)
Reviewed Financial Statements	2.8(a)
RLDA	Preamble
Schedule of Adjustments	1.7(b)(i)
Seller	Preamble
Seller Indemnified Party	6.3
Seller Indemnified Parties	6.3
Seller’s Customers	2.31(b)
Seller’s Suppliers	2.31(a)
Target Amount	1.5(c)
Tax or Taxes	2.9(a)(ii)
Tax Proceeding	5.4(a)
Tax Returns	2.9(a)(iii)
Taxing Authority	2.9(a)(iv)
Third Party Claim	6.5(a)
to Seller’s Knowledge	7.18(c)
Transfer Taxes	2.9(a)(v)
Underpayment	1.7(a)(ii)
WBMK	Preamble
Working Capital Adjustment	1.5(c)

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of February 1, 2012, by and among R. L. DRAKE HOLDINGS, LLC, a Delaware limited liability company (“Purchaser”), R. L. DRAKE, LLC, a Delaware limited liability company (“Seller”), and R. L. DRAKE ACQUISITION CORPORATION, a Delaware corporation (“RLDA”), and WBMK HOLDING COMPANY, an Ohio corporation (“WBMK” and with RLDA, collectively, the “Member Parties”).  Purchaser, Seller and the Member Parties are sometimes referred to herein collectively as the “Parties” and individually as a “Party”.

WITNESSETH

WHEREAS, Seller is engaged in the business of the design, development, manufacture, marketing and sale of television signal encoding, transcoding, digital transport, analog and broadband product solutions to the cable television markets, including the multi-dwelling unit market, the lodging/hospitality market and the institutional market including hospitals, prisons and schools (the “Business”);.

WHEREAS, the Member Parties collectively own of record and beneficially approximately ninety-seven percent (97%) of the issued and outstanding membership interest of Seller; and

WHEREAS, subject to the terms and conditions hereof, Seller desires to sell to Purchaser the Business and substantially all of Seller’s properties and assets; and

WHEREAS, subject to the terms and conditions hereof, Purchaser desires to purchase the Business and substantially all of the assets and properties of Seller for the consideration specified herein and the assumption by Purchaser of certain liabilities and obligations of Seller as set forth herein.

NOW, THEREFORE, in order to consummate said purchase and sale and in consideration of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

SECTION 1.	PURCHASE AND SALE OF ASSETS.

1.1 Sale of Assets.  Subject to the provisions of this Agreement, Purchaser agrees to purchase from Seller, and Seller agrees to sell, convey, transfer, assign, and deliver to Purchaser, on the Closing, all of the tangible and intangible properties, rights and assets of Seller (except for the Excluded Assets), of every kind and description, wherever located, whether or not carried and reflected on the books of Seller (collectively, the “Purchased Assets”), free and clear of all liens, claims, options, charges, encumbrances, pledges, mortgages, security interests and restrictions of any kind (collectively, “Liens”).  The term “Purchased Assets” shall include, without limitation, the following assets of Seller:

(a) all automobiles, equipment, supplies, materials, office furniture and office equipment, furnishings and artwork, computing and telecommunications equipment and other items of tangible personal property that are owned or leased by Seller, wherever located, a list of all of which is set forth on Schedule 2.6(b)(1) and Schedule 2.6(b)(2) except to the extent that the items listed on such Schedules are also listed on Schedule 1.2(e) as an Excluded Asset;

(b) the agreements, contracts, commitments, licensing agreements, leases (including, without limitation, any operating leases related to office equipment), subleases, contracts for services and supplies, contracts to sell products or services, and confidentiality, non-solicitation and non-competition agreements with employees (whether written or oral) to which Seller is a party or under which Seller receives benefits set forth on Schedule 1.1(b) attached hereto, and all rights thereunder (the “Assigned Contracts”);

(c) all accounts receivable, notes and notes receivable and other accounts representing any right of Seller to receive payment held by Seller on the Closing Date, prepaid expenses and deposits (including security deposits under leases assigned to Purchaser), and any other current assets, a schedule of all of which (including the Closing Date Receivable Schedule contemplated by Section 2.10) is attached hereto as Schedule 1.1(c);

(d) all federal, state, local, foreign or other governmental and other third party permits (including, without limitation, occupancy permits), certificates, licenses, consents, and authorizations including all import and export licenses (collectively, the “Permits”) used or useable by Seller in connection with the conduct of the Business listed on Schedule 1.1(d) attached hereto;

(e) all logs, business and financial records (other than original Corporate Records), employee files, data, and books of account (or true copies thereof), whether printed or computerized;

(f) all intellectual property rights and the goodwill associated therewith owned by Seller (or licensed for use by Seller); all copyrightable works (whether or not published), all registered and unregistered copyrights and applications therefor (including renewals), registered and unregistered trademarks and applications therefor (including renewals), registered and unregistered service marks and applications therefor (including renewals), trade secrets and trade secret rights, patents, patent applications (including renewals, reexaminations, divisionals, and continuations), patent disclosures (together with all re-issuances, continuations, continuations-in-part, revisions and extensions), patent rights, inventions and discoveries (whether or not patentable and whether or not reduced to practice), trade names and trade name rights, trade dress and corporate names (including, without limitation, “R. L. Drake” and “Drake Canada”) (together with all translations, adaptations, derivations and combinations thereof), websites including website code, content and graphics, domain names and URLs, e-mail addresses, computer software, and all related source code and object code (including developer’s notes and annotations), and other similar rights used or useable in the Business, including, but not limited to, those listed on Schedule 1.1(f) attached hereto (collectively, the “Proprietary Rights”); all goodwill of the Business as a going concern, including without limitation lists of customers and suppliers, customer and supplier files, correspondence, purchase orders, market surveys, and marketing know-how; all general intangibles of the Business, including without limitation techniques, processes, inventions, designs, logos, data bases, formulae and know-how that pertain to the Business; all product, component and sub-component prototypes (including production and development stage prototypes), proprietary methods, processes and information, know-how, inventions , schematic drawings, designs, parts lists, mechanical drawings, test procedures, assembly procedures and test equipment lists, formulae, research and development data, computer software (and all enhancements and improvements to any of the foregoing); and all licenses, sublicenses, agreements and permissions to or from third parties with respect to the foregoing or rights related thereto;

(g) all of the inventory of raw materials, work-in-process, parts, scrap, wrapping, supply and packaging items and finished goods used or to be used in or held for sale by, the Business (the “Inventory”);

(h) to the extent assignable, all memberships in trade associations, a list of all of which is set forth on Schedule 1.1(h);

(i) all mailing lists, subscriber and advertiser lists, subscriptions or processes of Seller used in or relating to the Business;

(j) all advertising, editorial, marketing, promotional and ancillary materials and sources, customer information pertaining to persons and planned products and services (if any) and supplier information used in or related to the Business;

(k) all manufacturer warranties or other warranty rights relating to the Purchased Assets, if any and all rights under, or pursuant to, all warranties, representations and guaranties made by third parties in connection with the Purchased Assets or services furnished to Seller pertaining to the Business or affecting the Purchased Assets, to the extent such warranties, representations and guaranties are assignable, and those which are not are listed on Schedule 1.1(k);and

(l) all other assets of Seller (including without limitation all amounts prepaid in connection with the employee benefit plans comprising part of the Assigned Contracts set forth on Schedule 1.1(b), all causes of action, rights of action, contract rights and warranty (whether express or implied) and product liability claims against third parties, all telephone numbers and telecopier numbers, a list of which is set forth on Schedule 1.1(l)), regardless of whether any value is ascribed thereto in the Seller’s financial statements.

Notwithstanding the foregoing provisions of this Section 1.1, the transfer of the Purchased Assets pursuant to this Agreement shall not include the assumption of any liability or obligation related to the Purchased Assets or the Business, unless such liability or obligation is expressly included in the Assumed Liabilities.

1.2 Excluded Assets.  Notwithstanding the foregoing, the Purchased Assets shall not include the following items (the “Excluded Assets”):

(a) Seller’s cash or cash equivalents on hand or in bank accounts as of the Closing Date;

(b) Seller’s minute books containing minutes of meetings of the board of managers of Seller and Members, and any other records that relate exclusively to Seller’s organization or capitalization (collectively, the “Corporate Records”), provided, however, that Seller shall provide Purchaser prior to the Closing with copies of each of the foregoing;

(c) all contracts, commitments, licensing agreements, leases (including, without limitation, the Leases), subleases, contracts for services and supplies, contracts to sell products or services and all other agreements to which Seller is a party or under which Seller receives benefits other than the Assigned Contracts;

(d) Seller’s rights under this Agreement and the agreements and instruments delivered to Purchaser pursuant hereto;

(e) the security deposit held by the landlord under the Ohio Lease; and

(f) the assets described on Schedule 1.2(e), including, without limitation, the Plating Operation Assets and Materials.

1.3 Assumption of Liabilities.  Upon the sale and purchase of the Purchased Assets, Purchaser agrees to assume, pay, and perform in accordance with their respective terms only the following obligations and liabilities of Seller relating to the Business and only to the extent such obligations and liabilities are not overdue or delinquent on the Closing Date without regard to any grace period and without the incurrence of any increase in amounts due (the “Assumed Liabilities”):

(a) the contractual obligations of Seller under all Assigned Contracts assigned to Purchaser, solely to the extent such obligations pertain to periods after the Closing Date (it being understood and agreed that (i) all capital leases, a list of which is attached hereto as Schedule 1.3(a), will be paid off at or before the Closing (including the exercise and payment of any applicable purchase option) and shall not be included within the Assigned Contracts, (ii) Purchaser shall not assume any liability or obligation under any such capital lease and (iii) the equipment or other assets subject to each such capital lease shall be included within the Purchased Assets and transferred to Purchaser at Closing pursuant to Section 1.1).  For the sake of clarity and greater certainty, Purchaser will not assume or be responsible for any such liabilities or obligations required to be performed on or prior to the Closing Date or that arise from breaches of such Assigned Contracts or defaults under such Assigned Contracts by the Seller on or prior to the Closing Date, all of which liabilities and obligations are Excluded Liabilities; and

(b) trade accounts payables, but only to the extent that such trade accounts payables are included in the calculation of Closing Date Working Capital.

1.4 Excluded Liabilities.  Except for the Assumed Liabilities, Purchaser shall not assume or be bound by any obligations or liabilities of Seller of any kind or nature, known, unknown, accrued, absolute, fixed, contingent, or otherwise, whether or not existing or hereafter arising whatsoever (the “Excluded Liabilities”), including, without limitation, the following:

(a) liabilities for Taxes arising out of or resulting from the sale, conveyance, transfer, assignment and delivery of the Purchased Assets provided for in this Agreement, including, without limitation, Transfer Taxes;

(b) all Taxes imposed on, collected by or withheld with respect to, or in any way related to the Business or the Purchased Assets for any periods prior to and including the Closing Date;

(c) all Taxes imposed on, collected by or withheld with respect to, or in any way related to Seller or the Members;

(d) liabilities or obligations of Seller in respect of indebtedness for borrowed money or any other notes payable;

(e) liabilities and obligations of Seller in connection with or relating to any of Seller’s existing or former employees and Employee Programs, including, without limitation, any “stay bonus,” severance or other termination obligations;

(f) liabilities and obligations of Seller to third parties arising out of any breach by Seller on or prior to the Closing Date of any representation, warranty, or covenant of Seller under any Assigned Contract or other agreement;

(g) any Liens on the Purchased Assets;

(h) any liabilities and obligations of Seller arising from the transactions contemplated by this Agreement;

(i) all liabilities and obligations arising in respect of the Excluded Assets;

(j) any liabilities related to Hazardous Substances or other materials existing on or prior to the Closing Date, including, without limitation, any and all liabilities related to the generation, transportation, placement, storage, treatment, use and/or disposal by Seller, or any predecessors of Seller, of any Hazardous Substances or other materials on or prior to the Closing Date at facilities and/or real property that are or were at any time owned, leased or otherwise occupied by Seller or any predecessor of Seller.  “Hazardous Substances” shall mean any and all pollutants, contaminants, radioactive substances, toxic substances, hazardous materials, hazardous substances, hazardous wastes, petroleum or any fraction or by-product thereof, asbestos and polychlorinated biphenyls (“PCBs”) as such terms are defined pursuant to or within the Environmental, Health and Safety Laws;

(k) any liabilities, expenses and costs related to or associated with the removal from the Facility of all such Hazardous Substances set forth on Schedule 2.23(e) and the removal from the Facility of the equipment described on Schedule 2.23(e) ; and

(l) any other liability, obligation, claim, action, complaint, debt, suit, cause of action, investigation, or proceeding of any kind whatsoever, against or relating to Seller, the Business, or the Purchased Assets, whether asserted, instituted, or commenced prior to or after the Closing Date, by any third party for damages suffered by such third party by proximate reason of or directly resulting from the use, ownership or lease of the Purchased Assets or the Leased Premises, or operation of the Business on or prior to the Closing Date, or any actions taken or omitted to be taken by Seller on or prior to the Closing Date, or with respect to any continuing business activities of Seller after the Closing Date.

1.5 Purchase Price.  Subject to the other terms and conditions of this Agreement, the consideration to be paid to Seller for the Purchased Assets hereunder shall consist of the following (collectively, the “Purchase Price”):

(a) an amount equal to the difference between (x) Five Million Eight Hundred Fifty Thousand Dollars ($5,850,000.00) and (y) the aggregate Canadian Employee Termination Payment Obligation Amount for all Canadian employees as set forth on Schedule 2.22(f) in the amount of Twenty-Two Thousand Nine Hundred Eighty-Four and Sixty-Four Cents ($22,984.64) (the “Closing Cash Payment”); plus

(b) Six Hundred Fifty Thousand Dollars ($650,000.00) (the “Escrow Amount”); plus

(c) The amount, if any, by which the Closing Date Working Capital, as finally determined in accordance with the provisions of Section 1.7, is greater than Two Million Five Hundred Thousand Dollars ($2,500,000.00) (the “Target Amount”); or minus the amount, if any, by which such Closing Date Working Capital is less than the Target Amount (such adjustment is referred to herein as the “Working Capital Adjustment”); plus

(d) For each of the three (3) calendar years following the Closing Date (each such calendar year, an “Earn-Out Period”) (provided that the first calendar year shall be deemed to be the calendar year beginning January 1, 2012 and ending December 31, 2012, with the calculation of Incremental Gross Profit for such calendar year 2012 to include the Gross Profit of Seller from the sale of its products during the stub period beginning January 1, 2012 and ending on the close of business on the business day prior to the Closing Date), Purchaser shall pay to Seller an additional amount equal to Forty Percent (40%) of Purchaser’s Incremental Gross Profit (as defined below) for such calendar year; provided; however, that notwithstanding the foregoing, the aggregate amount paid by Purchaser to Seller during such three calendar years shall not exceed One Million Five Hundred Thousand Dollars ($1,500,000.00) (such amounts paid pursuant to this clause (d) are referred to herein as the “Earn-Out”).  Within one hundred five (105) days following the close of each Earn--Out Period, Purchaser shall prepare and deliver to Seller a statement (“Earn-Out Statement”) specifying the calculation of the Incremental Gross Profit (as defined below) during the applicable Earn-Out Period and indicating the amount of the Earn-out (if any), along with reasonable supporting financial data.  The Earn-Out Statement shall be subject to review and verification by Seller.  Seller shall be deemed to have accepted the Earn-Out Statement unless within thirty (30) days after the date of delivery of the Earn-Out Statement to Seller, Seller gives written notice of objection to Purchaser to any item thereon, which objection shall specify in reasonable detail the basis for such objection, in which case Purchaser and Seller shall attempt in good faith to resolve such dispute as promptly as possible.  If a final resolution thereof is not obtained within thirty (30) days after the date of delivery of Seller’s objection to Purchaser, an independent accounting firm, selected by mutual agreement of Purchaser and Seller after eliminating any firm which performs or within the past three years has performed audits or financial statement reviews or compilations for the Purchaser or Seller or any of their Affiliates (the “Earn-Out Auditor”), shall resolve any remaining differences concerning such calculations.  The Earn-Out Auditor’s resolution shall be final and binding on the parties.  If the amount of the Earn-Out determined by the Earn-Out Auditor is greater than the amount of the Earn-Out calculated by Purchaser and set forth on Purchaser’s Earn-Out Statement and the difference between the amount of the Earn-Out calculated by Purchaser and the amount of the Earn-Out calculated by the Earn-Out Auditor is greater than ten percent (10%) of the amount of the Earn-Out calculated by Purchaser, then the fees and expenses of the Earn-Out Auditor shall be paid by Purchaser.  If the amount of the Earn-Out determined by the Earn-Out Auditor is less than the amount of the Earn-Out calculated by Purchaser and set forth on the Earn-Out Statement and the difference between the amount of the Earn-Out calculated by Purchaser and the amount of the Earn-Out calculated by the Earn-Out Auditor is greater than ten percent (10%) of the amount of the Earn-Out calculated by Purchaser, then the fees and expenses of the Earn-Out Auditor shall be paid by Seller.  If the difference between the amount of the Earn-Out calculated by Purchaser and set forth on the Earn-Out Statement and the amount of the Earn-Out calculated by the Earn-Out Auditor is less than ten percent (10%) of the amount of the Earn-Out calculated by Purchaser and set forth on the Earn-Out Statement, then the fees and expenses of the Earn-Out Auditor shall be borne equally by Purchaser and Seller.  Payment of the Earn-Out determined to be due to Seller, if any, shall be made by Purchaser to Seller no later than ten (10) business days after the determination thereof becomes final by wire transfer of immediately available funds to a bank account designated in writing by Seller to Purchaser not less than three (3) business days prior to the date the payment is due.  Subject to the limitations on liability described in Section 6 below, Purchaser shall have the right to offset any amounts owed to Purchaser pursuant to Purchaser’s indemnification rights under Section 6 of this Agreement from any Earn-Out.  The right to receive the Earn-Out may not be assigned or utilized as collateral by Seller without the prior written consent of Purchaser, provided that such consent is not to be unreasonably withheld, conditioned or delayed with respect to an assignment of the Earn-Out to an Affiliate of Seller, provided further that any such assignee shall acknowledge in a written instrument signed by such assignee that the Earn-Out is subject to the terms and conditions of this Agreement, including, without limitation, the offset rights of Purchaser set forth herein.  In the event any applicable Earn-Out is not paid by the Purchaser to the Seller within the time period described above, such unpaid Earn-Out will accrue interest at a rate equal to eight percent (8%) per annum until such unpaid Earn-Out is paid in full.

For purposes of calculating the Earn-Out:

(i) “Acquired Products” shall mean any products, whether or not part of the Core Business, held out or made available for sale to customers after the Closing Date by Purchaser and its Affiliates, which are acquired by Purchaser or an Affiliate of Purchaser (or as to which the right to manufacture, market and/or sell are acquired) in connection with the acquisition after the Closing Date of an interest in tangible or intangible assets or a business from, or pursuant to a joint venture, reseller agreement, distribution agreement, license agreement or other agreement entered into after the Closing Date with, any Person that was not an Affiliate of Purchaser immediately prior to the acquisition of such assets or business or immediately prior to entering into such joint venture, reseller agreement, distribution agreement, license agreement or other agreement.

(ii) “Baseline Gross Profit” shall mean the aggregate sum of (A) the Gross Profit derived by Purchaser and its Affiliates from the sale of Products during the fiscal year ending December 31, 2011, plus (B) the Gross Profit derived by Seller during the fiscal year ending December 31, 2011, but in no event less than Three Million Five Hundred Thousand Dollars ($3,500,000.00).

(iii) “Core Business” means the design, development, manufacture, marketing and sale of television signal encoding, transcoding, digital transport, analog and broadband product solutions to the cable televisionmarkets, including the multi-dwelling unit market, the lodging/hospitality market and the institutional market including hospitals, prisons and schools.

(iv) “Existing Affiliate(s)” shall mean any Affiliate of Purchaser as of the Closing Date.

(v) “Function/Market Equivalent Products” shall mean and include only those Acquired Products (a) that are substantially similar (in terms of the Acquired Products’ intended use, functionality and selling price) to Existing Products, and (b) that are sold to customers located in the United States and/or Canada, and (c)  the target markets/customers for which are substantially similar to the target markets/customers for Existing Products to which they are being compared, and (d)  that use or rely upon a substantially similar technology or engineering methodology to achieve the result intended to be achieved by the Existing Products to which they are being compared, and (e) are part of the Core Business.

(vi) “Gross Profit” determined for any specific period of time, shall be equal to Net Sales less cost of goods sold, as determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  For clarity, Purchaser’s determination of cost of goods sold for purposes of calculating the Earn-Out shall be consistent with Purchaser’s determination of cost of goods sold used in preparation of Purchaser’s component of the Baseline Gross Profit.

(vii) “Incremental Gross Profit” determined for any specific one-year period of time, shall mean the amount by which Gross Profit from the sale of Products exceeds Baseline Gross Profit.

(viii) “Net Sales” shall mean consolidated gross sales revenues, less sales returns and allowances and trade and volume discounts, as determined in accordance with GAAP.  In further clarification of the foregoing, Net Sales does not include shipping costs, insurance costs, import, export, excise, and sales taxes, value-added taxes, customs, duties and any other taxes or tariffs imposed upon products or their sale.

(ix) “New Excluded Products” shall mean any products that are not part of the Core Business, which are initially held out and made available for sale to customers after the Closing Date by Purchaser and its Affiliates (including, without limitation any such products that are be contract-manufactured by Purchaser or Purchaser’s Affiliates for third parties).  In further clarification of the foregoing, those products contract manufactured by Purchaser or Purchaser’s Affiliates for XATA as of the Closing Date shall be considered Existing Products and any other products contract-manufactured by Purchaser or its Affiliates after the Closing Date for XATA that are substantially different in terms of their intended use or functionality will be deemed New Excluded Products.

(x) “Products” shall mean: (i) products held out and made available for sale to customers as of the Closing Date by Purchaser and its Existing Affiliates (including all products held out and made available for sale to customers as of the Closing Date by Seller and comprising part of the Purchased Assets) (“Existing Products”), and (ii) any products that are part of the Core Business, which are initially held out and made available for sale to customers after the Closing Date by Purchaser and its Affiliates (“New Products”); provided, however, that notwithstanding the foregoing, Products shall not include (i) New Excluded Products or (ii) Acquired Products, other than Function/Market Equivalent Products.

(e) Operations After Closing.  Purchaser covenants and agrees that during the Earn-Out Periods Purchaser will conduct its business in accordance with reasonable and prudent business practices and will not take any action for the specific purpose of decreasing Incremental Gross Profit or decreasing or eliminating the Earn-Out.  Notwithstanding the foregoing, Purchaser may make engineering changes to bills of materials and adjustments to selling prices at any time or from time to time as it deems necessary or appropriate in the ordinary course of business to address market conditions, competition, or other business factors in its discretion notwithstanding that any such changes or adjustments could adversely affect or result in a decrease or elimination of Incremental Gross-Profit and/or the Earn-Out.

1.6 Closing Date Purchase Price Payment.  On the Closing Date (or within one Business Day thereafter):

(a) Purchaser shall deliver to Seller by wire transfer of immediately available funds an amount equal to:

(i) the Closing Cash Payment, plus or minus, as determined pursuant to Section 1.7 the Estimated Working Capital Surplus or the Estimated Working Capital Deficiency, minus

(ii) the Pay-off Amounts (as defined below).

(b) Purchaser shall deposit the Escrow Amount in escrow via wire transfer of immediately available funds with Wells Fargo Bank, N.A. (the “Escrow Agent”) to be held by the Escrow Agent pursuant to an escrow agreement among Seller, Purchaser and the Escrow Agent in the form attached hereto as Exhibit 1.6(b) (the “Escrow Agreement”), for the purpose of funding the payment of (i) any post-Closing adjustments to the Purchase Price associated with the Working Capital Adjustment and accounts receivable true-up (as described in Section 1.7) and (ii) claims for indemnification made by Purchaser with respect to which it is determined that Purchaser is entitled to indemnification hereunder.  The Escrow Amount deposited with and held by the Escrow Agent is sometimes referred to herein as the “Escrow Funds”.  The Escrow Agreement shall provide for the following, among other things, with respect the release and disbursement of the Escrow Amount:

(i) At the later of (x) the one hundred forty-fifth (145th) day following the Closing Date and (y) the date that Closing Date Working Capital and the Working Capital Adjustment has been finally determined pursuant to Section 1.7(b), and after taking into account the disbursement to Purchaser of any portion of the Escrow Funds for the purpose of funding the payment of a post-Closing purchase price adjustment (if any) as contemplated by Section 1.7(a)(ii) and the accounts receivable true-up (if any) as contemplated by Section 1.7(d), Purchaser and Seller shall mutually instruct Escrow Agent to release to Seller out of the Escrow Funds an amount (if any) equal to the amount of any Escrow Funds then remaining in escrow under the Escrow Agreement that are in excess of the sum of (x) Five Hundred Thousand Dollars ($500,000.00) and (y) the sum of (A) with respect to indemnification claims which are not subject to the Deductible Amount pursuant to Section 6.4(a), the aggregate amount of any and all indemnification claims made by Purchaser under Section 6.2 prior to the disbursement of Escrow Funds to Seller contemplated by this Section 1.6(b)(i) which are not subject to the Deductible Amount pursuant to Section 6.4(a) (regardless of whether such indemnification claims are subject to dispute) to the extent that (x) the amount of such indemnification claims have not been disbursed to Purchaser out of the Escrow Funds and (y) a final determination has not been made pursuant to Section 7.3(d) or the mutual written agreement of Purchaser and Seller that Purchaser is not entitled to indemnification with respect to such indemnification claims and (B) with respect to indemnification claims which are subject to the Deductible Amount pursuant to Section 6.4(a), an amount equal to the greater of (x) $0.00 and (y) an amount equal to the aggregate amount of all indemnification claims made by Purchaser under Section 6.2 prior to the disbursement of a portion of the Escrow Funds to Seller contemplated by this Section 1.6(b)(i) which are subject to the Deductible Amount pursuant to Section 6.4(a) minus the Deductible Amount (taking into account claims for indemnification that are outstanding (i.e., with respect to which Escrow Funds have not been disbursed to Purchaser in full satisfaction of such indemnification claims), claims for indemnification that have been resolved and paid and claims for indemnification with respect to which Purchaser is not entitled to be indemnified because the aggregate amount of all such claims did not then exceed the Deductible Amount) (regardless of whether such claims are subject to dispute), provided that, with respect to any such indemnification claims that were subject to dispute, to the extent there was a final determination under this Agreement (whether pursuant to the mutual written agreement of Purchaser and Seller or the final decision of an arbitration panel pursuant to Section 7.3(d)) that Purchaser is not entitled to indemnification with respect to all or any part of such indemnification claims, the amount with respect to which it was determined that Purchaser is not entitled to indemnification shall not be included in the aggregate amount of indemnification claims under this clause (B).

(ii) Any funds held by the Escrow Agent under the Escrow Agreement that have not been disbursed to Purchaser on or prior to the second (2nd) anniversary of the Closing Date and which are not subject to an outstanding claim for indemnification made by the Purchaser will be released to Seller, provided that, to the extent the Deductible is applicable to any such outstanding claims for indemnification, the amount that shall be retained in escrow after the second (2nd) anniversary of the Closing Date shall be equal to the sum of the aggregate amount of any then outstanding claims made by Purchaser to which the Deductible is not applicable (regardless of whether such indemnification claims are subject to dispute) plus with respect to outstanding claims for indemnification with respect to which the Deductible is applicable, an amount equal to the greater of $0.00 and difference between (x) the amount of all claims for indemnification made by Purchaser under the Agreement to which the Deductible is applicable (including claims for indemnification that have been resolved and paid and claims for indemnification that have not been resolved and/or paid) and (y) the Deductible.

(c) Purchaser shall pay, on behalf of Seller, the amounts necessary to satisfy any indebtedness of Seller disclosed on Schedule 2.27 directly to the related indebted parties (the “Pay-off Amounts”).

1.7 Post-Closing Adjustment to Purchase Price.

(a) Payment of the Amount of the Working Capital Adjustment.

(i) Not later than three (3) business days prior to the Closing Date, Seller have prepared in good faith and delivered to Purchaser a balance sheet of Seller estimated as of the Closing Date and a written estimate of Closing Date Working Capital, which shall have been approved by Purchaser on or prior to the Closing Date (the “Estimated Closing Date Working Capital”).  If the Estimated Closing Date Working Capital is less than the Target Amount, the Closing Cash Payment shall be decreased by the amount of any such difference (the “Estimated Working Capital Deficiency”), as set forth in Section 1.6(a). If the Estimated Closing Date Working Capital is greater than the Target Amount, the Closing Cash Payment shall be increased by the amount of any such difference (the “Estimated Working Capital Surplus”), as set forth in Section 1.6(a).

(ii) Not later than ten (10) business days after the Closing Date Working Capital is finally determined pursuant to Section 1.7(b), (A) Seller shall cause the Escrow Agent to disburse to Purchaser, out of the Escrow Amount held by the Escrow Agent under the Escrow Agreement, the amount, if any, by which Closing Date Working Capital, as finally determined in accordance with Section 1.7(b), is less than Estimated Closing Date Working Capital (the “Underpayment”) (and to the extent that the amount disbursed to Purchaser from escrow pursuant to this clause (A) is less than the Underpayment, Seller and the Member Parties jointly and severally agree to pay to Seller the difference between the amount disbursed from escrow to Purchaser and the Underpayment), or (B) Purchaser shall pay to Seller the amount, if any, by which such Closing Date Working Capital is greater than the Estimated Closing Date Working Capital.

(b) Preparation of the Closing Date Balance Sheet.

(i) Not later than seventy-five (75) days after the Closing Date, Purchaser shall prepare and deliver to Seller (A) an audited balance sheet of the Business acquired from Seller comprised of the Purchased Assets and the Assumed Liabilities as of the close of business on the Closing Date (the “Closing Date Balance Sheet”) which shall be prepared in accordance with GAAP; and (B) a schedule (the “Schedule of Adjustments”) setting forth in reasonable detail a computation of the Working Capital Adjustment based upon the Closing Date Balance Sheet and Closing Date Working Capital and reflecting any change from the Estimated Closing Date Working Capital.

(ii) Not later than thirty (30) days after the delivery of the Closing Date Balance Sheet and Schedule of Adjustments to Seller, Seller shall present any objections that Seller may have to any of the matters set forth therein, which objections shall be set forth in writing and in reasonable detail, and Seller shall present its own calculation of the Closing Date Working Capital.  Following the delivery to Purchaser of any objections to the Closing Date Balance Sheet, Schedule of Adjustments or Working Capital Adjustment, Purchaser and Seller shall meet to discuss the objections raised by Seller with a view toward resolving such objections.  If Seller does not deliver any written objections to Purchaser within such 10-day period, Seller shall be deemed to have accepted the Closing Date Balance Sheet, Schedule of Adjustments and Working Capital Adjustment and irrevocably waived any right to object thereto.

(iii) If Seller delivers such written objections to the Closing Date Balance Sheet, Schedule of Adjustments or Working Capital Adjustment and all such objections are not resolved by Purchaser and Seller within ten (10) calendar days after delivery to Purchaser of such objections, then such dispute shall be submitted not later than five (5) calendar days thereafter to a nationally or regionally recognized firm of independent certified public accountants to be agreed upon by Purchaser and Seller other than any firm which performs, or within the past three years has performed, audits or financial statement reviews or financial statement compilations for Seller or Purchaser (the “Independent Accountant”). The Independent Accountant shall be instructed to deliver a decision solely with respect to the amount of the Working Capital Adjustment and the other matters referred to it for determination within twenty (20) calendar days after the submission of such matters to the Independent Accountant, and to only render a decision with respect to the matters submitted for determination.  The Independent Accountant shall be instructed that its decision shall be in writing and shall include (A) a statement describing in reasonable detail the decision of the Independent Accountant with respect to each item in dispute submitted to the Independent Accountant; (B) a computation of the Working Capital Adjustment using the amounts determined by the Independent Accountant and reflecting changes, if any, to the Schedule of Adjustments and the Closing Date Balance Sheet, it being understood that the amount of the Closing Date Working Capital shall not be (x) less than the amount shown in Purchaser’s Working Capital Adjustment and Schedule of Adjustments, nor (y) more than the amount thereof set forth in Seller’s written objections delivered to Purchaser pursuant to Section 1.7(b)(ii).  The decision of the Independent Accountant shall be final and binding and conclusive upon Purchaser and Seller for all purposes under this Agreement, absent manifest error.  If the amount of the Working Capital Adjustment determined by the Independent Accountant is greater than the amount of the Working Capital Adjustment calculated by Purchaser and set forth on Purchaser’s Schedule of Adjustments and the difference between the amount of the Working Capital Adjustment calculated by Purchaser and the amount of the Working Capital Adjustment calculated by the Independent Accountant is greater than ten percent (10%) of the amount of the Working Capital Adjustment calculated by Purchaser, then the fees and expenses of the Independent Accountant shall be paid by Purchaser.  If the amount of the Working Capital Adjustment determined by the Independent Accountant is less than the amount of the Working Capital Adjustment calculated by Purchaser and set forth on the Schedule of Adjustments and the difference between the amount of the Working Capital Adjustment calculated by Purchaser and the amount of the Working Capital Adjustment calculated by the Independent Accountant is greater than ten percent (10%) of the amount of the Working Capital Adjustment calculated by Purchaser, then the fees and expenses of the Independent Accountant shall be paid by Seller.  If the difference between the amount of the Working Capital Adjustment calculated by Purchaser and set forth on the Schedule of Adjustments and the amount of the Working Capital Adjustment calculated by the Independent Accountant  is less than ten percent (10%) of the amount of the Working Capital Adjustment calculated by Purchaser and set forth on the Schedule of Adjustment, then the fees and expenses of the Independent Accountant shall be borne equally by Purchaser and Seller.

(c) Closing Date Working Capital.  For purposes of this Agreement, “Closing Date Working Capital” shall mean the difference between (i) the sum of Closing Date Receivables (net of reserves) plus the Closing Date Inventory (net of reserves), plus the prepaid health insurance premium in the amount of $21,000, less (ii) the aggregate amount trade accounts payable of Seller comprising a part of the Assumed Liabilities as of the Closing Date, in each case determined as of the close of business on the Closing Date and in accordance with GAAP.

(d) Accounts Receivable True-Up.  Prior to the one-hundred twenty-fifth (125th) day following the Closing Date, Purchaser shall deliver to Seller a schedule setting forth with particularity the amount of Closing Date Receivables (broken down by invoice) included within the Purchased Assets that were collected by Purchaser within one hundred twenty (120) days following the Closing Date (the “Collected Receivables”).  To the extent that the Collected Receivables are less than the Closing Date Receivables (net of applicable reserves) as finally determined pursuant to Section 1.7(b), Seller shall cause the Escrow Agent to disburse to Purchaser, out of the Escrow Amount held by the Escrow Agent under the Escrow Agreement, the amount, if any, by which the Collected  Receivables are less than the Closing Date Receivables.  Purchaser hereby agrees to make, during the one hundred twenty (120) day period following the Closing Date, a bona fide good faith effort to pursue and collect the Closing Date Receivables in the ordinary course of the business of Purchaser and in accordance with Purchaser’s past practices of collecting receivables, and will not, within such one hundred twenty (120) day period, discount, reduce or write off any Closing Date Receivables or any portion thereof for any reason, except in the event a Closing Date Receivable or a portion thereof, as applicable, is determined by Purchaser in good faith to be uncollectible, after such bona fide good faith effort by Purchaser to collect said Closing Date Receivable.

1.8 Time and Place of Closing.  Subject to the fulfillment of the other terms and conditions hereof, the closing of the purchase and sale of the Purchased Assets provided for in this Agreement (the “Closing”) shall take place contemporaneously with the execution and delivery of this Agreement on the date hereof (the “Closing Date”) at the offices of Stradley Ronon Stevens & Young, LLP located in Philadelphia, Pennsylvania or at such other place as the Parties shall mutually agree.  Notwithstanding any earlier time of the Closing, the Closing shall be deemed to have occurred for all purposes as of 11:59 P.M., Eastern time, on the Closing Date.

1.9 Delivery of Records and Contracts.  Seller shall deliver to Purchaser at the premises of the Business on the Closing Date all business records, books, and other data relating to the Purchased Assets and the Business (other than the original Corporate Records as to which only copies need be delivered).  Seller shall take all reasonably requisite steps to put Purchaser on the Closing Date in actual possession and operating control of the Purchased Assets (including, without limitation, the Back-Up Copy) and the Business.

1.10 Allocation of Purchase Price.  The Purchase Price shall be allocated among the Purchased Assets for U.S. federal income tax purposes and for all federal and applicable state, local and foreign Tax purposes in such manner as the Purchaser shall determine; provided, however, that such allocation shall be made by Purchaser in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder (and any similar provision of state, local or foreign law).  The Purchaser shall provide the Seller with such allocation as soon as such allocation has been determined and shall consult with Seller regarding the same prior to the filing of its tax return in reliance thereon.  Purchaser and Seller shall prepare and file Tax Returns in a manner consistent with such allocation.  Purchaser and Seller also each agree to file IRS Form 8594 consistently with the foregoing and in accordance with Section 1060 of the Code.

1.11 Further Assurances.  Seller from time to time after the Closing at the request of Purchaser and without further consideration shall execute and deliver further instruments of transfer and assignment and take such other action as Purchaser may reasonably require to more effectively transfer and assign to, and vest in, Purchaser each of the Purchased Assets.

SECTION 2.	REPRESENTATIONS AND WARRANTIES OF SELLER AND THE MEMBER PARTIES.

2.1 Making of Representations and Warranties.  As a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, Seller and the Member Parties hereby jointly and severally make to Purchaser the representations and warranties contained in this Section 2 (which representations and warranties shall survive the Closing (subject to Section 6 below) regardless of any examinations, inspections, audits and other investigations Purchaser has heretofore made, or may hereafter make, with respect to such representations and warranties).

2.2 Organization and Qualifications of Seller; Organization of Member Parties.  Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware with full limited liability company power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is currently conducted or proposed to be conducted by Seller.  Each Member Party is a corporation duly organized, validly existing and in good standing under the Laws of the State set forth on Schedule 2.2 with full corporate power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is currently conducted or proposed to be conducted by such Member Party.  Seller is duly licensed or qualified to conduct business or own property as a foreign corporation and is in good standing in each jurisdiction wherein the nature of its business makes such licensing or qualification necessary, except where the failure of Seller to be so qualified is not material to the operation of the Business.  The states and other jurisdictions in which Seller is licensed or qualified to do business are listed on Schedule 2.2 attached hereto.  Except as set forth on Schedule 2.2, Seller has not conducted business under or used any name (whether corporate or assumed) other than “R.L. Drake, LLC”.

2.3 Subsidiaries.  Seller does not have any subsidiaries.  Seller does not own or have the right, directly or indirectly, to acquire any securities issued by any other business organization or Governmental Authority, except United States, state, and municipal government securities, bank certificates of deposit, or money market accounts acquired as investments in the ordinary course of its business.  Seller does not own or have any direct or indirect ownership interest in or control over any corporation, partnership, limited liability company, joint venture, or entity of any kind.

2.4 Ownership of Seller.

(a) The Persons set forth on Schedule 2.4(a) attached hereto are all of the Members and each such Person is the record and beneficial owner of the membership interests set forth opposite such Person’s name, free and clear of all Liens; and each such Person has the sole right to vote the membership interest owned by such Person.  There are no outstanding equity interests in Seller except as set forth on Schedule 2.4(a).

(b) There are no outstanding warrants, subscriptions, options, agreements, convertible or exchangeable securities, phantom equity, or other commitments pursuant to which Seller is or may become obligated to issue, sell, purchase, return or redeem any membership interest or other securities of Seller and no equity securities of Seller are reserved for issuance for such purposes.

(c) Each Person that is a direct holder of an equity interest in Seller, WBMK and/or RLDA executed and delivered to Purchaser at the Closing a Non-Competition Agreement.

2.5 Authority of Seller and the Member Parties; Non-Contravention.  Seller and each Member Party has full right, authority, and power to enter into this Agreement and each agreement, document, certificate and instrument to be executed and delivered pursuant to this Agreement (collectively, the “Ancillary Documents”), and to carry out the transactions contemplated hereby and thereby.  The execution, delivery and performance by Seller and each Member Party of this Agreement and each such Ancillary Document have been duly authorized by all necessary limited liability company, corporate or other action of Seller and each Member Party and no other action on the part of Seller or any Member Party is required in connection therewith.  This Agreement and each Ancillary Document executed and delivered by Seller and each Member Party pursuant to this Agreement constitutes, or when executed and delivered will constitute, valid and binding obligations of Seller or each Member Party, as the case may be, enforceable against such party or parties in accordance with their terms, except as may be limited by bankruptcy, moratorium, insolvency or other similar Laws generally affecting the enforcement of creditors’ rights.  Except as set forth on Schedule 2.5 hereto, the execution, delivery, and performance by Seller and each Member Party of this Agreement and each such other Ancillary Document:

(a) do not and will not violate any provision of the Certification of Formation or operating agreement of Seller or the articles of incorporation or bylaws of any of the Member Parties;

(b) do not and will not violate any (i) constitutions, treaties, statutes, laws (including common law), codes, rules, regulations, ordinances, orders or other requirements of any Governmental Authority, or (ii) orders, decisions, injunctions, judgments, awards and decrees of or agreements with any Governmental Authority (the foregoing subsections (i) and (ii), collectively, “Laws”), or require Seller or any Member Party to obtain any approval, consent or waiver of, or make any registration, declaration or filing with, any Person; and

(c) do not and will not result in a breach of, constitute a default under, accelerate any obligation under, or give rise to a right of termination of any indenture or loan or credit agreement or any other agreement, contract, instrument, mortgage, lien, lease (including, without limitation, any Lease), Permit, order, writ, judgment, injunction, decree, determination, or arbitration award to which Seller or any Member Party is a party or by which the property of Seller or any Member Party is bound or affected, or result in the creation or imposition of any Liens on any of the Purchased Assets.

2.6 Real Property and Personal Property.

(a) Real Property.

(i) Seller does not own any real property.

(ii) Schedule 2.6(a)(ii) sets forth a list of all leases of real property currently used in the operation of the Business (each such lease, a “Lease” and all such leases, collectively, “Leases”), each such Lease setting forth the premises leased by Seller (such premises, including the real estate, all facilities, fixtures and other improvements thereon, collectively, the “Leased Premises”).

(iii) Attached to Schedule 2.6(a)(ii) is a true, correct, and complete copy of each Lease, together with any and all amendments, schedules, and/or exhibits thereto.

(A) Each Lease is in full force and effect and has not been modified, amended, or altered, in writing or otherwise;

(B) All obligations of the landlord or lessor under each Lease which have accrued have been performed, and the landlord or lessor is not in default under any Lease; and

(C) All obligations of Seller, and any other tenant, lessee or sublessee under each Lease which have accrued have been performed, and no tenant, lessee or sublessee is in default under any Lease, and no circumstance presently exists which, with notice or the passage of time, or both, would give rise to a default by any tenant, lessee or sublessee.

(iv) Seller holds a good, marketable, valid, and enforceable leasehold interest in each Leased Premises pursuant to the applicable Lease free and clear of all liens, judgments, easements, restrictions and encumbrances of any kind or nature.

(v) Other than the Leases and the matters listed on Schedule 2.6(a)(ii), there are no leases, subleases, occupancy agreements, licenses or any other agreements, whether written or verbal, relating to the use, occupancy or operation of all or any portion of any of the Leased Premises.  Schedule 2.6(a)(v) sets forth a description of (i) the premises (the “Ohio Leased Premises”) leased by Seller under that certain Lease Agreement dated November 12, 1977 by and between R. L. Drake Company (as lessee) and Robert V. Spayd, Trustee (as lessor), as amended by the Amendment to Lease Agreement dated October 6, 2006 by and between R. L. Drake Company (as lessee) and Robert L. Drake, Jr. (as lessor), and as further amended by the Second Amendment to Lease Agreement dated April 30, 2010 by and between Seller (as lessee) and 230 Industrial Drive, LLC (as lessor) and (ii) the portion of the Ohio  Leased Premises that are subleased to Just Fabricated Parts, Inc. and/or which Just Fabricated Parts, Inc. has the right to occupy and/or use pursuant to that certain Letter Agreement dated November 12, 2001, as amended by that certain letter agreement dated February 19, 2003, that certain letter agreement dated February 20, 2004 and that certain letter agreement dated April 4, 2005, as such sublease has been continued on a month-to-month basis and any other portion of the Ohio Leased Premises which Just Fabricated Parts has been provided or allowed access.  The amount of rent per month Just Fabricated Parts, Inc. pays to Seller is set forth on Schedule 2.6(a)(v).

(vi) There are no material defects in the physical condition of any improvements constituting a part of each Leased Premises, including, without limitation, structural elements, mechanical systems, roofs, or parking and loading areas, and all of such improvements are in good operating condition and repair and have been well maintained, ordinary wear and tear excluded, and are free from infestation by rodents or insects.  All water, sewer, gas, electric, telephone, drainage, and other utilities required by Law or necessary for the current or planned operation of each Leased Premises have been installed and connected pursuant to valid Permits, and such utilities have been sufficient to service each Leased Premises and the Seller has not experienced during the three (3) years preceding the date hereof any material interruption in the delivery of utilities or other public services. Each Leased Premises has direct access to a public street or road without the need for any easement or other private agreement for vehicular and pedestrian ingress and egress.

(vii) Seller and, to Seller’s Knowledge, the landlord (under each Lease) has not received a notice from any Governmental Authority of any violation of any Law or Permit issued with respect to the Leased Premises that has not been corrected heretofore, and no such violation now exists.  All improvements constituting a part of each Leased Premises are in compliance in all respects with all applicable Laws and Permits, and there are presently in effect all Permits required by Law to own and operate such Leased Premises.

(viii) There is no pending or threatened condemnation, eminent domain, taking or similar proceeding affecting all or any portion of each Leased Premises.

(ix) All Taxes, charges, impositions, levies and assessments imposed or assessed by any Governmental Authority on or with respect to each Leased Premises, including without limitation all use and occupancy Tax, have been paid to the extent due through the date hereof.

(x) All construction, erection and installation of any improvements on each Leased Premises as may be required under the terms of the applicable Lease have been completed and all payment obligations of the landlord and/or the Seller with respect thereto have been fully satisfied.

(xi) There is no Proceeding pending, or to Seller’s Knowledge, threatened against or affecting all or any portion of any Leased Premises, or relating to, or arising out of, the ownership, occupancy, use or operation of all or any portion of any Leased Premises in any court or before any Governmental Authority.

(b) Personal Property.

(i) Schedule 2.6(b)(1) is a true, accurate and complete list of all tangible personal property owned by Seller as of the date hereof. Seller has good and marketable title to all of the tangible personal property set forth on Schedule 2.6(b)(1), free and clear of all Liens.

(ii) Schedule 2.6(b)(2) sets forth a true, complete and accurate list of all tangible personal property that is leased by Seller, and the location of the same.  All such leased tangible personal property is leased pursuant to a valid lease agreement disclosed on Schedule 2.14.

(iii) Each item of tangible personal property listed on Schedule 2.6(b)(1) and Schedule 2.6(b)(2) is in good operating condition and repair (ordinary wear and tear excepted).

2.7 Purchased Assets.  The Purchased Assets constitute all of the assets of Seller necessary to conduct the Business as currently conducted by Seller and except with respect to the Enterprise Resource Planning system, as currently planned to be conducted.  Seller has good, valid and indefeasible title to, or with respect to the leased tangible personal property listed on Schedule 2.6(b)(2), a valid leasehold interest in, all of its properties and assets, real, personal and mixed, tangible or intangible which are included in the Purchased Assets, free and clear of all Liens.

2.8 Financial Statements and Matters.

(a) Attached to Schedule 2.8(a) are the (i) reviewed balance sheets of Seller for the fiscal years ended December 31 , 2007, 2008, 2009 and 2010 and the related reviewed statements of operations and members equity and cash flows for the years then ended (collectively, the “Reviewed Financial Statements”) and (ii) consolidated and consolidating unaudited balance sheets of Seller at October 31, 2011 and the related statement of operations and for the ten (10) month period then ended (the “Interim Financial Statements” and with the Reviewed Financial Statements, collectively, the “Financial Statements”).  The Financial Statements have been prepared in accordance with GAAP (provided however, that the Interim Financial Statements are subject to normal year-end audit or review adjustments and do not include footnotes), except as described on Schedule 2.8(a).  The Financial Statements are complete and correct in all material respects and present fairly in all material respects the financial condition of Seller at the dates of said statements and the results of Seller’s operations for the periods covered thereby.  References in this Agreement to the “Balance Sheet” shall mean the balance sheet of Seller as of October 31, 2011 referred to above and reference in this Agreement to the “Balance Sheet Date” shall be deemed to refer to October 31, 2011.  The Financial Statements have been prepared from books and records maintained by Seller in accordance with GAAP.

(b) Seller does not have any liabilities of any nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated), except liabilities (i) stated or adequately reserved against on the Balance Sheet, (ii) or incurred after the Balance Sheet Date in the ordinary course of Seller’s Business.

(c) The books and records of Seller are complete, accurate and correct in all material respects and represent bona fide transactions.

2.9 Taxes.

(a) For purposes of this Agreement the following terms have the following meanings:

(i) “Governmental Authority” means the government of the United States, any state or political subdivision thereof, any foreign country and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and includes any Taxing Authority.  Without limiting the foregoing, Governmental Authority shall include any federal, state, local or foreign government, any administrative agency or taxing authority, department, instrumentality, body or commission thereof empowered or authorized to enforce, interpret or administer any Tax.

(ii) “Tax” or  “Taxes” means (i) any and all taxes of any kind or nature imposed by any Governmental Authority, including, without limitation, net income, gross income, gross receipts, excise, property, franchise, profits, license, lease, sales, transfer (including real property transfer or gains), use, data processing, ad valorem, premium, goods and/or services, value added, net worth, capital stock, capital gains, documentary, filing, recapture, alternative or add on minimum, disability, withholding, estimated, registration, unclaimed property or escheat, recordation, occupancy, capital, employment, unemployment compensation, insurance, Employment Insurance and Canada Pension Plan under the laws of Canada,  payroll related, social security, severance, stamp, customs, duties, and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions, whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto, (ii) any joint and several liability in respect of any such Tax as a result of being a member of any affiliated, consolidated, unitary or similar group or as a result of transferor or successor liability, and (iii) any liability for the payments of any amounts as a result of being a party to any Tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clauses (i) or (ii).

(iii) “Tax Returns” means (a) any returns, reports, forms, estimates, declarations, information returns or other statements or documents (including, without limitation, statements, elections, declarations, estimates, notices, notifications, certificates, schedules, information returns or other documents, attachments or supporting information incident thereto or any amendments thereof) filed or required to be filed with any federal, state, local, or foreign Taxing Authority in connection with the determination, assessment, collection, payment, administration or imposition of, or otherwise relating to, any Taxes, and (b) all information forms required by applicable Tax Laws to be supplied to third parties with respect to any Taxes.

(iv) “Taxing Authority” means, with respect to any Taxes, any government, governmental, regulatory or administrative authority, agency, commission or department or any court or judicial body, whether federal, national, supranational, state, provincial, local or foreign.

(v) “Transfer Taxes” means all excise, sales (including without limitation bulk sales), use, duty, ad valorem, transfer (including real property transfer or gains), stamp, value added, documentary, filing, recordation and other similar taxes, if any, together with any interest in respect of such additions or penalties, arising out of, in connection with, or attributable to, the transactions effected pursuant to this Agreement.

(b) Seller and the Members (with respect to Seller) have paid or caused to be paid all Taxes required to be paid by Seller and the Members (with respect to Seller) through the Closing Date (whether or not shown on any Tax Return), except for Taxes which are the subject of a valid good faith dispute currently being pursued by or on behalf of the Seller, and the nature of such dispute is set forth in reasonable detail on Schedule 2.9.

(c) Seller and the Members (with respect to Seller) have, in accordance with applicable Law, duly and timely filed all Tax Returns required to be filed by Seller and the Members (with respect to Seller) through the Closing Date, and all such Tax Returns are true, complete, correct and accurate in all respects.  A list of all Tax Returns filed by Seller and the Members (with respect to Seller) for taxable periods ended on or after December 31, 2008 is set forth in Schedule 2.9 attached hereto, and said Schedule indicates those Tax Returns that have been audited or currently are the subject of an audit.  Except as set forth on Schedule 2.9, neither Seller nor the Members (with respect to the Seller) is required to file a Tax Return in any jurisdiction outside the United States of America, or to pay any Taxes to any Taxing Authority outside the United States of America, in connection with the Business.  Neither Seller nor the members (with respect to the Seller) has any obligation to file Tax Returns in a jurisdiction where such person has not filed or has ceased filing Tax Returns.  No claim has ever been made by a Governmental Authority in a jurisdiction where Seller or the Members (with respect to Seller) has never paid Taxes or filed Tax Returns asserting that Seller or the Members (with respect to Seller) is or may be subject to Taxes assessed by such jurisdiction.  Neither Seller nor the members (with respect to the Seller) is liable for any Tax of any other Person as a transferee or successor by contract or otherwise.

(d) Seller and the Members (with respect to Seller) have (i) withheld from all employees, customers, independent contractors, creditors, members and any other applicable payees proper and accurate amounts of Taxes for all taxable periods in compliance with all Tax withholding provisions of applicable federal, state, local and foreign laws, (ii) charged and collected all Transfer Taxes in compliance with applicable federal, state, local and foreign laws, (iii) remitted, or will remit on a timely basis, such amounts to the appropriate Taxing Authority, and (iv) furnished or been furnished properly completed exemption certificates for all exempt transactions and has maintained records of such exemption certificates in compliance with all applicable federal, state, local and foreign Laws.  All forms and other filings required with respect to any such payments (including, without limitation, Forms W-2 and 1099) have been properly completed and timely filed.  Each of the Seller and the Members (with respect to the Seller) has made all payments of estimated and/or composite Taxes (state or local income Taxes to be paid or remitted by the Seller on behalf of its members or other Persons under a Tax Return whereby the Seller is permitted to report and pay on a “composite” basis the personal income tax liability of those Members who are non-residents of such state or locality with respect to the apportioned income or gain of the Seller’s taxable to those Members in such state or locality) required to be made under the Code and any comparable provision of state, local and foreign Law.

(e)   No Taxing Authority is now asserting or, to Seller's Knowledge, threatening to assert against Seller or the Members (with respect to Seller) any deficiency or claim for additional Taxes.  No claim has ever been made by a Taxing Authority in a jurisdiction where Seller or the Members (with respect to Seller) does not file Tax Returns that Seller or the Members (with respect to Seller) is, or may be subject to, Tax by that jurisdiction.

(f) No audit or examination of any Tax Return of Seller or the Members (with respect to Seller) is in progress nor is any Proceeding pending or, to Seller’s Knowledge, threatened against or relating to Seller or the Members (with respect to Seller) in connection with Taxes, and neither Seller nor the Members (with respect to Seller) has been notified by any Taxing Authority that any such audit, examination of Proceeding is contemplated, and none of the Seller, Members nor any member, director or officer of the Seller reasonably expects (i) any such items to be forthcoming, or (ii) any Governmental Authority to assess any additional Taxes with respect to the Seller or the Members (with respect to the Seller) for any period for which Tax Returns have been filed.

(g) (i) No extension of time with respect to any date on which a Tax Return was or is to be filed by Seller or the Members (with respect to Seller) is in force; (ii) no waiver, consent or agreement by Seller or the Members (with respect to Seller) is in force for the extension of time for the assessment or payment of any Taxes and (iii) no power of attorney with respect to any Taxes of the Seller or the Members (with respect to Seller) has been filed with the IRS or any other Governmental Authority.

(h) Neither the Seller nor any Member (with respect to the Seller) has participated (and will not participate on or prior to the Closing Date) in any international boycott as defined in Section 999 of the Code.

(i) The Seller is not a party to any Tax allocation or sharing agreement (including any indemnity arrangement) pursuant to which it would have any obligation to make payments after Closing.  The Seller is not and has never been a member of an affiliated, consolidated, combined or unitary group for federal state or local income tax purposes nor is it required to file, a consolidated, combined, or unitary Tax return with any entity.

(j) Seller does not own a direct or indirect interest in any trust, partnership, limited liability company, corporation, association or other entity whether or not such interest is necessary to conduct the Business, and Purchaser is not acquiring from Seller an interest in any such entity.

(k) There are no liens for Taxes on the Purchased Assets (other than current Taxes not yet due and payable) and none of the Seller, Members nor any member, director or officer of the Seller reasonably has received any written notice that any Taxing Authority has threatened that is it in the process of imposing any lien for Taxes on the Purchased Assets.

(l) Seller (i) is not (and does not have any liability for unpaid Taxes because it once was) a member of an "affiliated group" (as defined in Section 1504(a) of the Code), (ii) has not filed, nor is it required to file, a consolidated, combined, or unitary Tax return with any entity, (iii) does not own a direct or indirect interest in any trust, partnership, limited liability company, corporation, association or other entity whether or not such interest is necessary to conduct the Business, and Purchaser is not acquiring from Seller an interest in any such entity, and (iv) is not a party to any Tax allocation, Tax sharing Tax indemnity or similar agreement or arrangement.

(m) Neither Seller nor the Members (with respect to Seller) is a "foreign person" within the meaning of Section 1445 of the Code and Treasury Regulations Section 1.1445-2.

(n) The Seller is, and from the date of its formation has been, classified as a partnership for federal income tax purposes and in each state where the Seller does business or is required to file Tax Returns.  No election has been made (on IRS form 8832 or any other form, or on any comparable state tax form) to classify the Seller as an association taxable as a corporation or any other form of entity other than a partnership for federal and state income tax purposes.  The Seller is not and has never been a publicly traded partnership as that term is defined in Section 7704 of the Code.

(o) The transactions contemplated by this Agreement are not subject to Tax withholding pursuant to the provisions of Section 3406, Subchapter A of Chapter 3 of the Code or any other provision of applicable Law

(p) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by a Taxing Authority with or in respect of Seller or the Members (with respect to the Seller).

(q) There are no special elections, including, without limitation, those applicable to installment sales or use of the completed contract method, the effect of which would be to subject Purchaser to Tax on sales or other transactions that were effected on or prior to Closing.

(r) Each Person hired or otherwise engaged to perform services for the Seller and who is or was not classified and treated by the Seller as an employee of the Seller, including but not limited to Persons engaged as independent contractors or under arrangements comparable to independent contractor arrangements, is or was appropriately and properly classified as an independent contractor or other non-employee of the Seller under all applicable Laws.  All Tax, national insurance, social security contributions and other applicable deductions (if any) have been correctly and properly accounted for in respect of any payments made to, and/or arising out of or in connection with the performance of services by, each Person hired or otherwise engaged to perform services for the Seller (including but not limited to Persons engaged as independent contractors or under arrangements comparable to independent contractor arrangements) and there are no other liabilities, deductions, contributions, assessments or claims arising from or in connection with either the performance of any services for the Seller by such Persons or any payment or benefit received by such Persons in respect of any services performed for the Seller which are outstanding.

(s) None of the Purchased Assets: (i) are property that the Seller is required to treat as being owned by any other Person pursuant to the so-called "safe harbor lease" provisions of former Section 168(f)(8) of the Code; (ii) secure any debt the interest on which is tax-exempt under Section 103(a) of the Code; (iii) are “tax-exempt use property” within the meaning of Section 168(h) of the Code; or (iv) are “tax exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

(t) The Seller does not presently hold assets for which an election under Section 108(b)(5) of the Code was made.  The Seller does not own an interest in any controlled foreign corporation (as defined in section 957 of the Code), passive foreign investment company (as defined in section 1297 of the Code) or other entity the income of which is or could be required to be included in the income of the Seller.

(u) The Seller and the Members (with respect to the Seller) have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(v) Neither the Seller nor the Members (with respect to the Seller) have participated in a “reportable transaction” within the meaning of Regulations Section 1.6011-4(b), nor has the Seller or the Members (with respect to the Seller) acted as a material adviser within the meaning of Code Section 6111.

(w) Neither the Seller nor the Members (with respect to the Seller) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any: (i) change in method of accounting; (ii) written and legally binding agreement with a Governmental Authority relating to Taxes; (iii) installment sale or open transaction disposition or intercompany transaction made on or prior to the Closing Date; (iv) the completed contract method of accounting or the long-term contract method of accounting; or (v) prepaid amount received on or prior to the Closing Date.  Neither the Seller nor any Member (with respect to the Seller) has disposed of property in a transaction presently being accounted for under the installment method under Section 453 of the Code and any comparable provision of state, local and foreign law.

(x) Neither Seller nor the Members (with respect to the Seller) has (or has caused to be), (i) made, revoked or changed any Tax election, (ii) changed any Tax accounting period, (iii) revoked or changed any Tax accounting method, (iv) entered into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under applicable Tax law), (v) surrendered any right to claim a refund of Taxes, or (vi) settled or compromised any Tax liability.

2.10 Accounts Receivable.  The accounts receivable of the Business arose from sales made in the ordinary course of business and are not subject to any set off or counterclaim.  All such accounts receivable represent bona fide indebtedness of the applicable account debtor.  The accounts receivable of Seller that shall be reflected on the Closing Date Balance Sheet (the “Closing Date Receivables”) will be collectable in full within one hundred twenty (120) days following the Closing Date at the aggregate amount set forth in the Closing Date Balance Sheet, net of any reserve for bad debt reflected in the Closing Date Balance Sheet.  Such reserves are adequate and were calculated in a manner consistent with the accounts receivable in the Financial Statements and in accordance with GAAP.   An accurate and complete aged schedule of all accounts receivable of Seller broken down by customer and invoice number is attached hereto as Schedule 2.10 (the “Closing Date Receivable Schedule”), and comprises part of Schedule 1.1(c).

2.11 Accounts Receivable from Affiliates.  Seller does not have any accounts receivable or amounts otherwise due from any Person which is an Affiliate of Seller.

2.12 Absence of Certain Changes.  Except as set forth on Schedule 2.12, since December 31, 2010, there has not been:

(a) any contingent liability in excess of $15,000 incurred by Seller as guarantor or otherwise with respect to the obligations of others or any cancellation of any debt or claim owing to, or waiver of any right of, Seller with a value in excess of $15,000;

(b) any mortgage, encumbrance, or lien placed on any of the properties of Seller;

(c) any known obligation or liability in excess of $15,000 of any nature incurred by Seller, other than obligations and liabilities incurred in the ordinary course of business (it being understood that product or service liability claims shall not be deemed to be incurred in the ordinary course of business);

(d) any purchase, sale, or other disposition, or any agreement or other arrangement for the purchase, sale, or other disposition, of any of the properties or assets of Seller other than the sale of Inventory and utilization or consumption of supplies in the ordinary course of business;

(e) any damage, destruction, or loss in excess of $25,000, whether or not covered by insurance, affecting the properties, assets, or business of Seller;

(f) any claim of unfair labor practices involving Seller;

(g) any declaration, setting aside, or payment of any dividend or distribution of Seller’s non-cash assets to or for the benefit of any of its owners, partners, directors or affiliates, or the making of any other distribution in respect of the limited liability company interest of Seller, or any direct or indirect redemption, purchase, or other acquisition by Seller of its own capital limited liability company interest;

(h) any change in the compensation payable or to become payable by Seller to any of its officers, employees, agents, or independent contractors, including any payment or arrangement in the nature of a “stay bonus” made to or with any of such officers, employees, agents, or independent contractors in connection with this Agreement;

(i) any change in the employment status of the officers or management of Seller;

(j) any payment or discharge of a material lien or liability of Seller which was not shown on the Balance Sheet or incurred in the ordinary course of business thereafter;

(k) any obligation or liability incurred by Seller to any of its officers, directors, Members or employees, or any loans or advances made by Seller to any of its officers, directors, Members or employees, except normal expense allowances payable to officers or employees and advances to employees which are consistent with past practice;

(l) any change in accounting methods or practices (including, without limitation, any change in depreciation or amortization policies or rates), credit practices, or collection policies used by Seller;

(m) any entry into any Material Contract or any modification or termination of any Material Contract;

(n) any other transaction entered into by Seller other than transactions in the ordinary course of business;

(o) any material adverse change in or with respect to the condition (financial or otherwise), operations, business, prospects, rights, properties, assets or liabilities of Seller; or

(p) any agreement or understanding, whether in writing or otherwise, for Seller to take any of the actions specified in paragraphs (a) through (o) above.

2.13 Ordinary Course.  Since December 31, 2010, Seller has conducted its business in the ordinary course and consistently with its prior practices.

2.14 Contracts.  Except for contracts, commitments, plans, agreements, and licenses described in Schedule 2.14 (collectively, the “Material Contracts”), Seller is not a party to or subject to:

(a) any plan or contract providing for bonuses, pensions, options, stock purchases, deferred compensation, retirement payments, profit sharing, collective bargaining, or the like, or any contract or agreement with any labor union;

(b) any employment contract with any current employees (or former employees to the extent such employees or Seller remain subject to such contract), including, without limitation, any non-competition, non-solicitation or confidentiality agreement;

(c) any contract or agreement relating to capital expenditures in excess of $15,000;

(d) any contracts or agreements creating any obligations of Seller of $15,000 or more with respect to any such contract or agreement;

(e) any purchasing contracts or other contracts with suppliers or vendors;

(f) any contract or agreement which by its terms does not terminate or is not terminable without penalty by Seller or any successor or assign at any time after the Closing Date;

(g) any contract or agreement for the sale or license of its products or services;

(h) any contract with any sales agent or distributor of products of the Business;

(i) any contract or agreement for the purchase of any fixed asset for a price in excess of $5,000 whether or not such purchase is made in the ordinary course of business;

(j) any contract providing for any earn-out or contingent purchase price payments in the future;

(k) any license agreement (as licensor or licensee) with respect to the Business;

(l) any indenture, mortgage, promissory note, loan agreement, guaranty, or other agreement or commitment for the borrowing of money;

(m) any contract or agreement with any officer, employee, director, manager or Member of Seller or with any persons or organizations controlled by or affiliated with any of them;

(n) any open purchase orders for goods or services in excess of $15,000;

(o) any lease for tangible personal property;

(p) any contract containing any confidentiality, non-competition, non-solicitation, exclusive dealing or other covenants which limit or restrict the ability of Seller to solicit customers or other Persons or the manner in which all or any portion of the Business may be conducted; or

(q) any contract entered into outside the ordinary course of business or otherwise material to Seller.

Neither Seller, nor, to Seller’s Knowledge, any other party thereto, is in default under any Assigned Contract, nor are there any conditions or facts which with notice or passage of time, or both, would constitute a default by Seller, or to Seller’s Knowledge, any other party, to any Assigned Contract.  Copies of the written contracts listed in Schedule 1.1(b) have been provided to Purchaser or its counsel and written descriptions of oral contracts (including all material terms) listed on Schedule 1.1(b) are set forth on Schedule 1.1(b).  Those contracts listed on Schedule 1.1(b) which require consent to, or contain a prohibition on, assignment are also listed on Schedule 2.5.  All the contracts listed in Schedule 1.1(b) are valid and binding upon Seller and the other parties thereto and are in full force and effect.  Seller has not received notice that any party to any Assigned Contract intends to cancel or terminate any such Assigned Contract or to exercise or not exercise any options under any such Assigned Contract.

2.15 Litigation.  Except as set forth on Schedule 2.15, there is no litigation, arbitration, hearing, audit, suit or governmental or administrative proceeding or investigation (each of the foregoing, a “Proceeding”) pending or, to Seller’s Knowledge, threatened against Seller.  There is no Proceeding by Seller currently pending or which Seller intends to initiate. No judgment or court order involving or related to Seller, the Member Parties, the Business or the Purchased Assets is currently outstanding.  There is no Proceeding pending or, to Seller’s Knowledge, threatened against any Member Party which, if adversely decided against such Member Party, could be reasonably anticipated to have a material adverse effect on such Member Party’s ability to carry out its obligations hereunder.

2.16 Compliance with Laws.  Seller has complied and is in compliance in all material respects with all Laws promulgated by any federal, state, municipal, foreign or other Governmental Authority which apply to Seller or to the conduct of its Business, and Seller has not received notice of a material violation or alleged material violation of any Law.  Neither Seller, nor, to Seller’s Knowledge, any of Seller’s officers, directors, Members, employees or independent contractors, has at any time made or received any bribe, kickback or other illegal payment or engaged in any other illegal or improper conduct in connection with the Business of Seller.

2.17 Insurance.  The Leased Premises, Purchased Assets, Business and employees of Seller are insured and all insurance policies and arrangements of Seller (which include general liability, directors and officers, professional liability, property, casualty, fire and workers’ compensation insurance policies and arrangements) are in full force and effect, all premiums with respect thereto are currently paid, and Seller is in compliance in all material respects with the terms thereof.  A list of all such policies and arrangements is set forth on Schedule 2.17.  Said insurance is adequate and customary for the business engaged in by Seller and is sufficient for compliance by Seller with all requirements of Law and all agreements and leases to which Seller is a party.  Each such insurance policy shall continue to be in full force and effect immediately prior to Purchaser’s purchase of the Purchased Assets.  Except as set forth on Schedule 2.17, all such insurance is on an occurrence basis and will continue to provide coverage to Seller after the Closing Date for occurrences prior to the Closing Date.

2.18 Powers of Attorney.  Seller has not granted powers of attorney which are presently outstanding.

2.19 Finder’s Fee.  No agent, broker, consultant or other person or firm acting on behalf of Seller or the Members is entitled to any commission or broker’s, finder’s, investment banker’s or similar fee or commission from any of the parties hereto in connection with the transactions contemplated herein, other than Dunn, Rush & Co. (formerly Dunn & Partners LLC), the payment to which shall be borne exclusively by Seller from proceeds derived from the Closing of the transactions contemplated by this Agreement.

2.20 Permits.

(a) Schedule 2.20 lists all Permits held by Seller which are used or useable by Seller in connection with the Business.  There are no Permits required from Governmental Authorities in order for Seller to conduct its Business lawfully and in the manner currently conducted or planned to be conducted, which are not held by Seller.  All Permits listed on Schedule 2.20 which are also listed on Schedule 1.1(d) are transferable to Purchaser without the consent of any party and shall be assigned to Purchaser at Closing.

(b) All Permits listed on Schedule 1.1(d) are in full force and effect, no violations are or have been recorded in respect of any such Permits, and no Proceeding is pending or threatened to enforce, revoke, terminate or limit any such Permit.  Seller is operating in compliance with, and has not received any notice of any claim of default, with respect to any such Permit or of any notice of any other claim or Proceeding (or threatened Proceeding) relating to any such Permit.

(c) No Permits are required to be held by any of the officers, directors or other employees of the Business in order for Seller to conduct its Business lawfully and in the manner currently conducted or planned to be conducted.

2.21 Transactions with Related Persons.

(a) Except as set forth on Schedule 2.21(a), none of the Members nor any manager or officer of Seller or to Seller’s Knowledge, employee of Seller, nor any Affiliate of, and in the case of an individual, the members of the immediate family (including parents, siblings and children) and spouse of, any such Member, manager or officer, or to Seller’s Knowledge, employee (including any Affiliate of any such immediate family member or spouse):  (a) owns, has any interest in, or is in possession of, directly or indirectly, any property or right, tangible or intangible, which is used in the Business; (b) has any claim or cause of action against Seller (other than for the payment of salary or other compensation, benefits and the like); or (c) is a party to any contract, agreement, arrangement or understanding with Seller.  None of the Members nor any manager or officer of Seller or, to Seller’s Knowledge, employee of Seller, nor any Affiliate of, and in the case of an individual, the members of the immediately family (including parents, siblings and children) and the spouse of, any such Member, director or officer of Seller, or to Seller’s Knowledge, employee of Seller (including any Affiliate of any such immediate family member or spouse):  (i) is a competitor of, or a party to any transaction, contract, agreement, arrangement or understanding with, Seller; (ii) serves as an officer or director, or in another similar capacity, of any Person whose business competes with the Business or any Person that has a contract, agreement, arrangement or understanding with Seller; or (iii) owns directly or indirectly on an individual or joint basis (other than in or through beneficial ownership of less than one percent of the outstanding securities of a publicly traded company), any interests in any Person whose business competes with the Business or any other Person that has a contract, agreement, arrangement or understanding with Seller.

(b) There are not outstanding any: (i) loans, quasi loans or credit transactions made by the Company or any of its Members to, for, or in respect of any Members of Seller, managers, officers or employees of Seller, the members of the immediately family (including parents, siblings and children) and spouse of any such Person that is an individual, or any Affiliate of any of the foregoing, nor has any security been given by Seller in connection with any loans, quasi loans, or credit transactions or other transactions of, involving or concerning any such persons; (ii) debts owing to Seller by any Member, manager, former manager, officer, former officer or employee of Seller, the members of the immediately family (including parents, siblings and children) or spouse of any such Person that is an individual, or any Affiliate of any of the foregoing or (iii) debts owing by Seller which arose outside of the ordinary course of business.

2.22 Employee Benefit Programs.

(a) Schedule 2.22 lists every Employee Program (as defined below) that has been maintained (as defined below) by Seller at any time during the three-year period ending on the Closing Date.

(b) Seller has complied with all Laws applicable to the Employee Programs that have been maintained by Seller.  With respect to any Employee Program maintained by Seller, there has occurred no “prohibited transaction,” as defined in Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code, or breach of any duty under ERISA or other applicable Law (including, without limitation, any health care continuation requirements or any other requirements under Tax Laws, or conditions to favorable Tax treatment, applicable to such plan), which would result, directly or indirectly, in any Taxes, penalties, or other liability to Purchaser.  No Proceeding (other than those relating to routine claims for benefits) is pending or, to Seller’s Knowledge, threatened with respect to any such Employee Program.

(c) Seller (i) has not maintained any Employee Program which has been subject to Title IV of ERISA (including, but not limited to, any Multiemployer Plan (as defined below)) and (ii) has not provided health care or any other non-pension benefits to any employees after their employment was terminated (other than as required by part 6 of subtitle B of title I of ERISA) or has ever promised to provide such post-termination benefits.

(d) With respect to each Employee Program maintained by Seller within the three years preceding the Closing, complete and correct copies of the following documents (if applicable to such Employee Program) have previously been delivered or made available to Purchaser or its counsel to the extent applicable or available: (i) all documents embodying or governing such Employee Program, and any funding medium for the Employee Program (including, without limitation, trust agreements) as they may have been amended; (ii) the most recent IRS determination or approval letter with respect to such Employee Program under Code Section 401 or 501(c)(9), and any applications for determination or approval subsequently filed with the IRS; (iii) the three most recently filed IRS Forms 5500, with all applicable schedules and accountants’ opinions attached thereto; (iv) the summary plan description for such Employee Program (or other descriptions of such Employee Program provided to employees) and all modifications thereto; and (v) any insurance policy (including without limitation any fiduciary liability insurance policy) related to such Employee Program.

(e) For purposes of this Section:

(i) “Employee Program” means (A) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; and (B) all stock or cash option plans, restricted stock plans, bonus, or incentive award plans, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements not described in (A) above.  In the case of an Employee Program funded through an organization described in Code Section 501(c)(9), each reference to such Employee Program shall include a reference to such organization.

(ii) An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides (or has promised to provide) benefits under such Employee Program, or has any obligation (by agreement or under applicable Law) to contribute to or provide benefits under such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity, or their spouses, dependents, or beneficiaries.

(iii) “Multiemployer Plan” means a (pension or non-pension) employee benefit plan to which more than one employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

(f) Schedule 2.22(f) sets forth the amount of the Canadian Employee Termination Payment Obligation for each employee of Seller listed on Schedule 2.22(f).

2.23 Environmental Matters.

(a) Seller has complied, in all material respects, with all Environmental and Health and Safety Laws.  Seller has not received written or, to the knowledge of Seller, other notice of any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand or being held, made or commenced against it alleging any failure to so comply.  Seller has obtained all material permits, licenses and other authorizations (collectively “Environmental Permits”) which are required under, and has, to the knowledge of Seller, complied, in all material respects, with all limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables which are contained in, all Environmental Permits applicable to Seller, the Purchased Assets and the Business.  All Environmental Permits held by Seller are listed on Schedule 2.23(a).

(b) Seller does not have any liability for and the Seller has not received written notice from any governmental authority or any third party that it:  handled or disposed of any Hazardous Substance in violation of Environmental, Health and Safety Laws, arranged for the disposal of any Hazardous Substance in violation of Environmental, Health and Safety Laws, exposed any employee or other individual to any Hazardous Substance in violation of Environmental, Health and Safety Laws, or owned or operated any property or facility in any manner that could reasonably form the basis for, any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against Seller arising out of Hazardous Substances and giving rise to any material liability for damage to any site, location or body of water (surface or subsurface), or for any illness of or personal injury to any employee or other individual.

(c) “Environmental, Health and Safety Laws” includes the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. 9601, et seq.), the Resource Conservation and Recovery Act (42 U.S.C. 6901, et seq.), the Federal Water Pollution Control Act (33 U.S.C. 1251, et seq.), the Clean Air Act (42 U.S.C. 7401, et seq.), the Toxic Substance Control Act (15 U.S.C. 2601, et seq.), the Emergency Planning Community Right To Know Act (42 U.S.C. 11001, et seq.), and the Occupational Safety and Health Act of 1970 (“OSHA”), to the extent OSHA applies to Hazardous Substances, each as amended, together with all other laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, Environmental Permits and charges thereunder) of federal, state, and local governments (and all agencies thereof) concerning Hazardous Substances or protection of the environment, public health and safety, or employee health and safety from Hazardous Substances, including laws relating to emissions, discharges, releases, or threatened releases of Hazardous Substances into air, surface water, ground water, or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Substances, all as may be applicable to Seller, the Purchased Assets and the Business.

(d) Seller has not caused a release of Hazardous Substances that are regulated under Environmental, Health and Safety Laws at or on the owned or leased properties used in the Business of Seller, or in connection with said Business that would require a remedial or removal action, and to the Knowledge of Seller, the owned or leased properties do not contain Hazardous Substances that could pose an imminent hazard to the environment or to the health and safety of the owners, occupants or adjacent landowners.

(e) Prior to the Closing Date, Seller (i) ceased any and all processes which require the use of the Hazardous Substances set forth on Schedule 2.23(e) and (ii) ceased using all such Hazardous Substances listed on Schedule 2.23(e).  Schedule 2.23(e) contains a listing of (i) all equipment used by Seller subject to the representations contained in the preceding sentence (e.g., including all such equipment used in processes that included the use of the Hazardous Substances listed on Schedule 2.23(e)) and/or the covenants set forth in Section 5.10 below and (ii) all Hazardous Substances currently or that have been used by Seller and/or stored at the Facility.

(f) The Industrial User Wastewater Discharge Permit (11-FR007) issued by the City of Franklin, Ohio to Seller, with an expiration date of December 15, 2015, is not required for the operation of the Business as currently conducted by Seller (taking into account the cessation of the processes requiring the use of the Hazardous Substances and equipment described on Section 2.23(e)) and is not necessary in connection with the removal of the Plating Operation Assets and Materials described on Schedule 2.23(e) as required by Section 5.10.

2.24 Directors, Officers, Employees, Consultants and Contractors.  Schedule 2.24 attached hereto contains a true and complete list of all current directors, officers, employees, and consultants or independent contractors of Seller.  In each case, such Schedule includes the current job title (in the case of employees), most recent date of hire or re-hire as a regular or contingent employee (in the case of employees), a description of job responsibilities (in the case of independent contractors) and aggregate annual compensation (including bonuses) of each such individual.  Seller has delivered prior to the date hereof true, correct and complete copies of any agreements (including but not limited to non-compete agreements) with all such individuals, as well as for any former employees who are still bound by such agreements.

2.25 Employees; Labor Matters.

(a) To Seller’s Knowledge and except as set forth on Schedule 2.25(a), no executive, key employee, or group of employees has any plans to terminate employment with Seller.  Seller is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses, or other direct compensation for any services performed for it to the date hereof or any material amounts required to be reimbursed to such employees.  Except as set forth on Schedule 2.25(a), upon termination of the employment of any of said employees, Seller will not by reason of the acquisition transaction contemplated by this Agreement or anything done prior to the Closing be liable to any of said employees for so-called “severance pay” or any other payments (other than salaries, wages, bonuses, vacations, and sick days accrued in the ordinary course of business).  Except as set forth on Schedule 2.25(a), Seller does not have any policy, practice, plan, or program of paying severance pay or any form of severance compensation in connection with the termination of employment.

(b) Seller is and has been in compliance with all applicable federal, state and local Laws and regulations respecting labor, employment, fair employment practices, work place safety and health, terms and conditions of employment, and wages and hours.  Seller has obtained a completed Form I-9 from each of its employees and to Seller’s Knowledge, none of its employees are unauthorized to work in the United States.  There are no charges of employment discrimination or unfair labor practices, nor are there any strikes, slowdowns, stoppages of work, or any other concerted interference with normal operations existing, pending, or, to Seller’s Knowledge, threatened against or involving Seller.  There are no grievances, complaints, or charges that have been filed against Seller under any dispute resolution procedure and no arbitration or similar Proceeding is pending and no claim therefor has been asserted.  No collective bargaining agreement is in effect or is currently being or is about to be negotiated by Seller, and Seller has no Knowledge of any union organizing activity with respect to its employees.  Seller has not received written, and to Seller’s Knowledge, other information to indicate that any of its employment policies or practices is currently being audited or investigated by any federal, state, or local government agency.

(c) The termination of all of Seller’s employees that shall occur at the Closing in connection with the transactions contemplated by this Agreement does not require the delivery or obtainment of any notices, consents or approvals under the Workers Adjustment and Retraining and Notification Act or any similar state or local Law.

(d) Set forth on Schedule 2.25(d) is a true, accurate and complete list as of the Closing Date of the accrued but unused personal leave, personal time off, sick or vacation leave held by the employees of the Seller.

(e) As of the Closing Date, none of Seller’s employees, former employees and spouses, domestic partners, former spouses, former domestic partners and dependents of employees and former employees  have continuation coverage under a group health plan maintained by Seller by virtue of part 6 of Title I of ERISA (“COBRA”) or are eligible to elect continuation coverage under such a group health plan by virtue of COBRA.

(f) All independent contractors of Seller (and all other independent contractors who previously rendered services for Seller, at any time) have been, and currently are, properly classified and treated by Seller as independent contractors and not as employees.  All such independent contractors have in the past been, and continue to be, properly and appropriately treated as non-employees for all federal, state, local and foreign Tax purposes.  Seller has fully and accurately reported its independent contractors’ compensation on Internal Revenue Service Forms 1099 (or otherwise in accordance with applicable Law) when required to do so, and Seller does not have, nor has it ever had, any liability to provide benefits with respect to its independent contractors under any Employee Program or otherwise.

2.26 Proprietary Rights.

(a) Schedule 1.1(f) specifically lists all of the Proprietary Rights which are used or are useful in the Business and such listed Proprietary Rights constitute all of the Proprietary Rights necessary to enable the Seller to conduct the Business as it is currently conducted or planned to be conducted.

(b) Schedule 2.26(b) lists all Proprietary Rights that are owned or registered in the name of Seller (the “Owned IP”).  Seller is the sole and exclusive owner of the Owned IP and has good title to the Owned IP, free and clear of all Liens, and the use thereof does not require the consent of, or payment to, any other Person.  The Owned IP is valid, in good standing and subsisting.  All computer software included within the Owned IP is free from material software defects, performs substantially in accordance with its documentation, and does not contain any bugs or viruses or any code or mechanism designed to interfere with the operation of such computer software.

(c) Schedule 2.26(c) lists all Proprietary Rights that Seller uses pursuant to a license, sub-license or other agreements.  All such licenses, sub-licenses and agreements are in full force and effect, and Seller is not in default thereunder, nor to Seller’s Knowledge, is any other party to any such license, sub-license or agreement in default thereunder, nor is there any condition or basis for any claim of a default by any party thereto or event which, with notice, lapse of time or both, would constitute a default thereunder.  All such licenses, sub-licenses and agreements are enforceable in accordance with their terms and have not been terminated, and no third party has delivered notice to Seller that it has or intends to terminate any such license, sub-license or agreement.

(d) Seller has not granted any options, licenses, sub-licenses or other rights of any kind to any Person to any Proprietary Rights or the use, marketing and distribution thereof.

(e) No current or former officer, director, Member, independent contractor, or employee of Seller has any right, claim or interest in or with respect to any of the Proprietary Rights that are used or are useful in the Business.

(f) To Seller’s Knowledge, Seller is not, in any respect, infringing, violating, interfering with, misappropriating or making unlawful use of, nor has Seller received any notice or other communication of any actual, alleged, possible or potential infringement, violation, interference, misappropriation or unlawful use of, any Proprietary Rights owned or used by any Person.  To Seller’s Knowledge, no Person is infringing, violating, interfering with, misappropriating or making unlawful use of, in any respect, any Proprietary Rights owned or used by Seller.

(g) Except as set forth on Schedule 2.26(g), the Proprietary Rights are freely transferable to Purchaser without any third party consent.

(h) Seller has taken all reasonably necessary and desirable action to maintain and protect its Proprietary Rights.

2.27 Indebtedness; Guarantees.  Schedule 2.27 sets forth a true, complete and accurate listing of all indebtedness of Seller for borrowed money, whether or not evidenced by notes, debentures, bonds or similar instruments.  Except as set forth on Schedule 2.27, Seller is not a guarantor with respect to the indebtedness of any other Person.

2.28 Non-Competition Restrictions.  Except as set forth on Schedule 2.28, neither Seller, the Member Parties, nor, to Seller’s Knowledge, any of the officers, any member of the board of managers or any of the employees of Seller are subject to any restrictions on their ability to compete with any Person or to solicit the customers, suppliers or employees of any Person.

2.29 Warranties; Products Liability.

(a) There are no claims outstanding, pending or, to the Knowledge of Seller, threatened for breach of any warranty relating to products sold by Seller prior to the date hereof.  A description of Seller’s product warranties set forth on Schedule 2.29(a) is correct and complete.

(b) The goods and services sold by the Seller conform in all material respects with (i) the specification, documentation, performance standard, representation or statement (if any) made or provided with respect thereto by or with authorization of the Seller, (ii) all implied warranties and (iii) all applicable Laws.  During the past three years no product or product class sold by Seller to its customers has experienced manufacturing, design, performance or quality defects resulting in a recall rate , return rate, failure rate, or warranty claim rate which exceeded 5% of the unit volume of such product or product class sold within any 12-month period.  There has not been any claim by any customer or other Person alleging that any such goods and services do not conform in any material respect with any specification, documentation, performance standard, representation or statement made or provided by or on behalf of the Seller which has not been resolved, and, to Seller’s Knowledge, there is no basis for any such claim.

(c) There is no outstanding Proceeding against Seller giving rise to any liability, and neither the Seller nor the Member Parties are otherwise aware that any Proceeding is reasonably likely to be filed or commenced against Seller, with respect to any injury to person or property of any third parties suffered as a result of the manufacture, sale, lease or delivery of any product.

2.30 Inventory.  Attached hereto as Schedule 2.30 is a true and correct Inventory summary as of the close of business on the day immediately preceding the Closing Date (“Inventory Summary”), broken down by categories of raw materials, work-in-process and finished goods and providing the reserves relating thereto and the book value of each item on a GAAP basis (which Inventory Summary shall be, within two business days following the Closing Date, updated by Seller to set forth the Inventory as of the close of business on the Closing Date, as reflected on the Closing Date Balance Sheet; the “Closing Date Inventory”)).  The Inventory of raw materials, work in-process and finished goods of the Business are in good condition, conform in all material respects with Seller’s applicable specifications and warranties, are not obsolete, are usable or saleable (as applicable) in the ordinary course of business and, if saleable, are saleable at values not less than the book value amounts thereof; all work in-process and finished goods in the Inventory have been produced in compliance with Seller’s applicable quality control procedures.  The value of all items of obsolete materials and of materials of below standard quality has been written down to net realizable value or adequate reserves have been provided therefor.  The values at which the Inventory are carried are in accordance with GAAP consistently applied.  Seller is not under any obligation or liability with respect to accepting returns of items of Inventory in the possession of its customers other than in the ordinary course of the Business consistent with past practice.

2.31 Customers and Suppliers.

(a) Schedule 2.31(a) sets forth all of the suppliers of Seller (other than suppliers that supply less than $5,000 to Seller in a given year) for the years ended December 31, 2010 and December 31, 2011, and any supplier with whom Seller has an exclusive supply arrangement (collectively, the “Seller’s Suppliers”) and the approximate amounts for which Seller’s Suppliers invoiced Seller during such periods.  (i) As of the date hereof all of Seller’s Suppliers continue to be suppliers of Seller; (ii) Seller has not received any notice that any of Seller’s Suppliers will reduce materially its business with Seller from the levels achieved during the year ended December 31, 2011; (iii) since December 31, 2010, none of Seller’s Suppliers has terminated its relationship with Seller or, to the Seller’s Knowledge, threatened to do so; (iv) since December 31, 2010, none of Seller’s Suppliers has modified or, to the Seller’s Knowledge, notified Seller that it intends to modify any relationship with Seller in a manner which is less favorable in any material respect to Seller, or to Seller’s Knowledge, notified Seller that it will not do business on such terms and conditions at least as favorable in all material respects as the terms and conditions provided to Seller on December 31, 2010; and (v) Seller is not involved in any material claim, dispute or controversy with any of Seller’s Suppliers.  To Seller’s Knowledge, none of Seller’s Suppliers has taken or threatened to take any of the actions described in this Section 2.31(a) as a result of the transactions contemplated by this Agreement.  To the Seller’s Knowledge, since December 31, 2010, there has been no other material adverse change in the relationship between the Company and any of Seller’s Suppliers.

(b) Schedule 2.31(b) sets forth all customers of Seller for the years ended December 31, 2010 and December 31, 2011 (the “Seller’s Customers”) and the amounts for which Seller invoiced each of Seller’s Customers during such periods.  (i) As of the date hereof all of Seller’s Customers continue to be customers of Seller; (ii) Seller has not received any notice that any of Seller’s Customer will reduce materially its business with Seller from the levels achieved during the year ended December 31, 2011; (iii) since December 31, 2010, none of Seller’s Customers has terminated its relationship with Seller or, to Seller’s Knowledge, threatened to do so; (iv) since December 31, 2010, none of Seller’s Customers has modified or, to Seller’s Knowledge, notified Seller that it intends to modify its relationship with Seller in a manner which is less favorable, in any material respect, to Seller or, to Seller’s Knowledge, notified Seller that it will not do business on such terms and conditions at least as favorable in all material respects as the terms and conditions provided to Seller on December 31, 2010; and (v) Seller is not involved in any material claim, dispute or controversy with any of Seller’s Customers.  To Seller’s Knowledge, none of Seller’s Customers has taken or threatened to take any of the actions described in this Section 2.31(b) as a result of the transactions contemplated by this Agreement.  To the Seller’s Knowledge, since December 31, 2010, there has been no other material adverse change in the relationship between Seller and any of Seller’s Customers

2.32 Actions Since November 11, 2011.  Except as set forth on Schedule 2.32, since November 11, 2011, Seller: (i) has not made any cash distributions to its Members, (ii) made reasonable efforts to keep available the services of its present employees and agents and to preserve its business relationship with each of its suppliers, customers and others, (iii) continued to replace and replenish its inventories, supplies and other stock items consistent with its existing business practice, and (iv) continued to conduct its business as conducted immediately prior to such date without loss of material customers, franchises, distributorships, product lines or Permits.

2.33 Books and Records.  The books and records of Seller accurately reflect in all materials respects, the assets, liabilities, business, financial condition and results of operations of the Seller and have been maintained in accordance with good business and bookkeeping practices and all material transactions to which Seller is or has been a party are reflected therein.  The minute books and other similar records of Seller contain materially true and complete records of all actions taken at any meetings of the Members and the board of managers of Seller or any committee thereof and of all written consents executed in lieu of the holding of any such meeting.

2.34 No Illegal Payments.

(a) Neither Seller nor any of its managers or officers, or, to Seller’s Knowledge, agents or consultants has violated or is in violation of the U.S. Foreign Corrupt Practices Act (15 U.S.C. Section 78dd-1, et. seq.) as amended (the “FCPA”) or any other Laws on corruption, bribery, ethical business conduct, money laundering, political contributions, gifts, hospitalities, or expense reimbursements to public officials and private persons, representative relationships, commissions, lobbying, books and records, and financial controls (collectively and together with the FCPA, the “Anti-Corruption Laws”) in connection with the Business of Seller.

(b) Neither Seller nor any of its managers, officers or employees, or, to Seller’s Knowledge, agents or consultants, has directly or indirectly given, paid, provided, made, promised or offered, contributed to, or authorized (i) any illegal gift, contribution, payment, benefit or thing of value to any supplier, customer, Public Official or Entity, or other Person who was, is or may be in a position to issue or assist with any permit, license or other authorization or help Seller or its Business or actual or potential transactions in connection with the Business of Seller; or (ii) any illegal gratuity, emolument, bribe, kickback, excessive gift or hospitality, or reimbursement of any illegal political gift or contribution made by any other Person to any Public Official or Entity in connection with the Business of Seller.

(c) “Public Official or Entity” means (i) any officer, employee, agent, representative, department, agency, de facto official, corporate entity, instrumentality or subdivision of any government, military or international organization, or (ii) any candidate for federal, state, local or foreign public office, any political party or any official of a political party.

2.35 Back-Up Files.  Seller implemented a system (“Back-Up System”) for the periodic backup (each, a “Back-Up Copy”) (i) of all data stored on Seller’s enterprise or system servers and (ii) of all data stored on Seller’s stand-alone computers.  Schedule 2.35 sets forth a true, complete and accurate description of the Back-Up System of Seller and Seller’s policies and procedures for creating Back-Up Copies, including, without limitation, the frequency with respect to which Back-Up Copies are created.  From December 15, 2011 through the Closing Date, Seller has complied in all respects with Seller’s policies and procedures described on Schedule 2.35.  After the close of business on the day immediately preceding the Closing Date, (x) AS/400 data was backed up to tape and (y) as described in the first paragraph of Schedule 2.35 of the Agreement, Seller implemented a network backup with respect to the PC domain server.  A “complete system save” with respect to the AS/400 data has been performed in the immediately preceding 30 days.

2.36 Confidentiality Agreements.

(a) With respect to each of the confidentiality and non-disclosure agreements listed on Schedule 2.36(a),  Seller has not provided any information to the other party or parties to such confidentiality or non-disclosure agreements which such other party or parties would be required to keep confidential and/or not use for any purposes under the terms of such confidentiality or non-disclosure agreements (other than as contemplated by such confidentiality or non-disclosure agreements).

(b) Attached hereto as Schedule 2.36(b) are true and complete copies of all confidentiality and non-disclosure agreements entered into between Dunn, Rush & Co. (formerly, Dunn & Partners, LLC) on behalf of Seller and any other Person(s) in connection with a possible transaction between Seller and such Person(s).  No Person other than the Persons who are parties to and bound by the confidentiality and non-disclosure agreements attached hereto as Schedule 2.36(b) had or was provided access to the data site/virtual data room (or any of the information contained therein) provided by Dunn, Rush & Co. (formerly Dunn & Partners, LLC) in connection with offering the Business for sale.

2.37 Disclosure.  The representations, warranties, and statements contained in this Agreement and in the Ancillary Documents do not contain any untrue statement of a material fact, and, when taken together, do not omit to state a material fact required to be stated therein or necessary to be stated therein in order to make such representations, warranties, or statements not misleading in light of the circumstances under which they were made.  Seller and the Member Parties have no actual knowledge of any fact (other than general economic or industry conditions known to the public) that may materially adversely affect the assets, business, properties, financial condition or results of operations of the Business that have not been set forth in this Agreement or the schedules and exhibits hereto.

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF PURCHASER.

3.1 Making of Representations and Warranties.  As a material inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby, Purchaser hereby makes the representations and warranties to Seller contained in this Section 3 (which representations and warranties shall survive the Closing (subject to Section 6 below) regardless of any examinations, inspections, audits and other investigations Seller has heretofore made, or may hereafter make, with respect to such representations and warranties).

3.2 Organization of Purchaser.  Purchaser is a limited liability company duly formed, validly existing, and in good standing under the Laws of the State of Delaware with full power to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted by it.

3.3 Authority of Purchaser; Non-Contravention.  Purchaser has full right, authority, and power to enter into this Agreement and each Ancillary Document to be executed and delivered by Purchaser pursuant to this Agreement and to carry out the transactions contemplated hereby and thereby.  The execution, delivery, and performance by Purchaser of this Agreement, and each such other Ancillary Document have been duly authorized by all necessary limited liability company action of Purchaser and no other action on the part of Purchaser is required in connection therewith.  This Agreement and each other Ancillary Document executed and delivered by Purchaser pursuant to this Agreement constitute, or when executed and delivered will constitute, valid and binding obligations of Purchaser enforceable in accordance with their terms, except to the extent that their enforceability are subject to applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and subject to general equitable principles.  The execution, delivery, and performance by Purchaser of this Agreement, and each such Ancillary Document (a) do not and will not violate any provision of the Certificate of Formation and operating agreement of Purchaser and (b) do not and will not violate any Laws of the United States or of any state or any other jurisdiction applicable to Purchaser.

3.4 Litigation.  There is no Proceeding pending, or to Purchaser’s knowledge, threatened, against Purchaser which would prevent or hinder the consummation of the transactions contemplated by this Agreement.

3.5 Finder’s Fee.  No agent, broker, consultant or other person or firm acting on behalf of Purchaser is entitled to any commission or broker’s, finder’s, investment banker’s or similar fee or commission from any of the parties hereto in connection with the transactions contemplated herein.

SECTION 4.	DELIVERIES.

4.1 Deliveries by Seller at Closing.  Delivery by Seller of the following at the Closing shall be a condition to the obligations of Purchaser under this Agreement.

(a) Bill of Sale and Assignment and Assumption Agreement.  Bill of Sale in the form attached hereto as Exhibit 4.1(a)(1) and Assignment and Assumption Agreement regarding the Assumed Liabilities in substantially the form attached hereto as Exhibit 4.1(a)(2).

(b) Intellectual Property Assignments.  Assignments of Trademarks and the Assignments of Domain Names in substantially the forms attached hereto as Exhibit 4.1(b).

(c) Non-Competition Agreements.  Non-Competition Agreement in the form attached hereto as Exhibit 4.1(c) executed by each of Ted Patton, in his individual capacity, Ron Wysong, Mike Brubaker, Steve Morgan, Steve Koogler (collectively, the “Non-Competition Agreements”).

(d) Opinion of Seller’s Counsel.  Purchaser shall have received from Morse, Barnes-Brown & Pendleton, P.C., counsel to Seller and the Member Parties, an opinion of counsel, in substantially the form attached hereto as Exhibit 4.l (d).

(e) Escrow Agreement.  The Escrow Agreement executed by Seller.

(f) Secretary’s Certificate of Seller.  Certificate of the corporate secretary of Seller, certifying (i) that attached thereto are true and correct copies of Seller’s Certificate of Formation, operating agreement and any amendments thereto, and the resolutions duly adopted by Seller’s board of managers and the resolutions adopted by the Members of Seller, authorizing Seller’s execution, delivery and performance of this Agreement, and (ii) the names, titles and signatures of all of Seller’s officers who sign documents on behalf of Seller in connection with this Agreement, certifying the authority of such persons to do so.

(g) Secretary’s Certificate of RLDA.  Certificate of the corporate secretary of RLDA, certifying (i) that attached thereto are true and correct copies of RLDA’s Certificate of Incorporation, bylaws and any amendments thereto, and the resolutions duly adopted by RLDA’s board of directors, authorizing RLDA’s execution, delivery and performance of this Agreement, and (ii) the names, titles and signatures of all of RLDA’s officers who sign documents on behalf of RLDA in connection with this Agreement, certifying the authority of such persons to do so.

(h) Secretary’s Certificate of WBMK.  Certificate of the corporate secretary of WBMK, certifying (i) that attached thereto are true and correct copies of WBMK’s Certificate of Incorporation, bylaws and any amendments thereto, and the resolutions duly adopted by WBMK’s board of directors, authorizing WBMK’s execution, delivery and performance of this Agreement, and (ii) the names, titles and signatures of all of WBMK’s officers who sign documents on behalf of WBMK in connection with this Agreement, certifying the authority of such persons to do so.

(i) Lease.  Seller shall have delivered the consent of the landlord under the Lease for the facility located in Franklin, Ohio to permit Seller to sublease the facility to Purchaser and a landlord’s waiver executed by the landlord, in form and substance reasonably satisfactory to Purchaser.  Seller shall have delivered to Purchaser’s lender a landlord’s waiver in a form acceptable to Seller’s lender.

(j) Payoff Letters.  Payoff letter from each party to whom Seller is indebted for borrowed money (each, a “Creditor”) indicating the outstanding principal amount due, and all accrued and unpaid interest thereon, under Seller’s existing indebtedness with such Creditor.

(k) Good Standing Certificate.  Certificates of good standing for Seller and RLDA issued by the Secretary of State of Delaware and certificate of good standing for WBMK issued by the Secretary of State of the State of Ohio, each dated within ten (10) business days prior to the Closing Date.

(l) Required Consents.  The consents listed on Schedule 4.1(l) in a form reasonably acceptable to Purchaser.

(m) Ohio Sublease.  Sublease Agreement with respect to the facility located in Franklin, Ohio in the form attached hereto as Exhibit 4.1(m) (the “Ohio Sublease”), executed by Seller.

(n) Canada Employee Offer Letters.  Offer Letter between Purchaser and each of Seller’s Canadian employees listed on Schedule 4.1(n), in the form attached hereto as Exhibit 4.1(n), executed by each such Canadian employee.

(o) Name Change.  Evidence that Seller changed its name is contemplated by Section 5.8 reasonably acceptable to Purchaser.  Additionally, Seller shall deliver to Purchaser a Consent to Use Similar Name executed by Seller, in a form reasonably acceptable to Purchaser.

(p) Confidentiality Agreements.  Seller shall have caused the confidentiality agreements and non-disclosure agreements disclosed pursuant to Schedule 2.36(b) to be assigned to Purchaser pursuant to an instrument of assignment acceptable to Purchaser.

(q) Vehicle Titles.  Seller shall deliver to Purchaser the original titles to all vehicles included in the Purchased Assets free of all Liens.

4.2 Delivery by Purchaser at Closing.  Delivery by Purchaser of the following at the Closing shall be a condition to the obligations of Seller under this Agreement.

(a) Purchase Price.  The amounts set forth in Section 1.6 hereof.

(b) Assignment and Assumption Agreement.  Assignment and Assumption Agreement in substantially the form attached hereto as Exhibit 4.1(a)(2).

(c) Secretary’s Certificate.  Certificate of the corporate secretary of Purchaser, certifying (i) that attached thereto are the resolutions duly adopted by Purchaser’s governing body authorizing Purchaser’s execution, delivery and performance of this Agreement, and (ii) the names, titles and signatures of all of Purchaser’s officers who sign documents on behalf of Purchaser in connection with this Agreement, certifying the authority of such persons to do so.

(d) Good Standing Certificate.  Certificate of good standing for Purchaser issued by the Secretary of State of Delaware, dated within ten (10) business days prior to the Closing Date.

(e) Assignments of Intellectual Property.  Assignments of Trademarks and the Assignments of Domain Names in the forms attached hereto as Exhibit 4.1(b).

(f) Escrow Agreement.  The Escrow Agreement executed by Purchaser.

(g) Non-Competition Agreements.  The Non-Competition Agreements executed by Purchaser.

(h) Ohio Sublease.  The Ohio Sublease executed by Purchaser.

(i) Canada Employees.  Each of Seller’s Canadian employees listed on Schedule 4.1(n) shall have been offered employment by Purchaser pursuant to the Offer Letter, in the form attached hereto as Exhibit 4.1(n).

SECTION 5.	POST-CLOSING RIGHTS AND OBLIGATIONS.

5.1 Collection of Assets.  Subsequent to the Closing, Purchaser shall have the right and authority to collect all receivables and other items transferred and assigned to Purchaser by Seller hereunder and to endorse with the name of Seller any checks received on account of such receivables or other items, and to process in the name of Seller any credit card payments received on account of such receivables or other items, and Seller agrees that it shall promptly transfer or deliver to Purchaser from time to time, any cash, credit card payments, or other property that Seller may receive with respect to any claims, contracts, licenses, leases, commitments, sales orders, purchase orders, receivables of any character, or any other items included in the Purchased Assets (and in the case where checks or a similar form of payment is received by Seller, such checks or similar form of payment shall be sent by Seller via a nationally recognized overnight delivery service on the day received for delivery to Purchaser on the following business day).

5.2 Payment of Obligations.  Seller shall duly and timely pay and perform all of the Excluded Liabilities in the ordinary course of business as they become due.

5.3 Assumed Liabilities.  After the Closing, Purchaser shall duly and timely pay and perform all of the Assumed Liabilities in the ordinary course of business as they become due.

5.4 Other Tax Matters.

(a) After the Closing Date, Purchaser and Seller shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return, amended Tax Return, determining a liability for Taxes or participating in or conducting any audit, administrative, judicial or other proceeding in respect of Taxes (a “Tax Proceeding”).  Without limiting the scope of the foregoing, Purchaser and Seller shall each make available to the other, as reasonably requested, all information, records or documents relating to Tax matters of the Seller for all taxable periods prior to or including the Closing Date and shall preserve all such information, records and documents until the expiration of any applicable Tax statute of limitations or extensions thereof.

(b) In the event that any Taxing Authority shall assess any Transfer Taxes or Taxes against Seller in connection with the conduct of the Business, Seller and the Members shall have no recourse against, and shall not seek reimbursement from, the customers of the Business with respect to which such Taxes shall have been assessed.

(c) Any Tax Return that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local Law for filing such Tax Returns, and such party shall use its reasonable efforts to provide such Tax Returns to the other party at least ten (10) days prior to the date such Tax Returns are due to be filed (taking into account any valid extension).  The party providing such Tax Returns to the other party hereby agrees that it will act in good faith to consider and incorporate any comments that the other party might have on or relating to such Tax Returns.  Notwithstanding the foregoing, Seller shall be solely responsible for the prompt payment of all Transfer Taxes.  If Tax Returns related to Transfer Taxes are required to be prepared and filed by Purchaser, Seller shall promptly pay to Purchaser the amount of any such Transfer Taxes.

(d) To the extent not otherwise allocated in this Agreement, real estate Taxes, personal property Taxes, ad valorem Taxes, payroll Taxes, and similar items that are payable with respect to any taxable period that includes but does not end on the Closing Date shall be adjusted and allocated between Seller and Purchaser to the extent necessary in order that all such expenses attributable to the period on or before the Closing Date (regardless of the date of order or invoice) shall be for the account of, and paid by, Seller, and all such expenses attributable to the period after the Closing Date (regardless of the date of order or invoice) shall be for the account of, and paid by, Purchaser.  Where necessary, such items apportioned between the period deemed to end on the Closing Date and the period deemed to begin on the day following the Closing Date on the basis of an interim closing of the books, except that Taxes imposed on a periodic basis (such as real or personal property Taxes) shall be allocated on a daily basis.

(e) The Seller shall comply with all bulk transfer notification and other provisions required for all state or local Tax purposes with respect to the transactions contemplated by this Agreement and, in connection therewith, the Purchaser and the Seller shall comply with the terms of such provisions and/or any response to the filing of such forms and notifications (including, without limitation, any requirement that some or all of the Purchase Price be withheld or placed in escrow).  Without limiting the foregoing, Seller shall (i) file a final return (including but not limited to Form ST 915 Request for Sale Tax Release)  within fifteen days after the Closing in accordance with Section 5739.14 of the Ohio Revised Code and pay all taxes, interest, penalties and other amounts due and owing in connection therewith, and provide the Purchaser, immediately upon receipt thereof by Seller, with either  a receipt from the Ohio tax commissioner showing that the taxes, interest, and penalties have been paid, or a certificate from the Ohio tax commissioner indicating that no taxes are due, (ii) file a final return (including but not limited to Form ST 915 Request for Sale Tax Release)  within fifteen days after the Closing in accordance with Section 5747.07(H) of the Ohio Revised Code and pay all taxes, interest, penalties and other amounts due and owing in connection therewith, and provide the Purchaser, immediately upon receipt thereof by Seller, with either  a receipt from the Ohio tax commissioner showing that the taxes, interest, and penalties have been paid, or a certificate from the Ohio tax commissioner indicating that no taxes are due, (ii) file a final return within fifteen days after the Closing in accordance with Section 5747.07(H) of the Ohio Revised Code and pay all taxes, interest, penalties and other amounts due and owing in connection therewith, and provide the Purchaser, immediately upon receipt thereof by Seller, with either  a receipt from the Ohio tax commissioner showing that the taxes, interest, and penalties have been paid, or a certificate from the Ohio tax commissioner indicating that no taxes are due and (iii) file a final return within forty five days after the Closing in accordance with Section 5751.10 of the Ohio Revised Code and pay all taxes, interest, penalties and other amounts due and owing in connection therewith.  Seller shall provide the Purchaser, immediately upon receipt thereof by Seller, with either a receipt from the Ohio tax commissioner showing that the taxes, interest, and penalties have been paid, or a certificate from the Ohio tax commissioner indicating that no taxes are due.

(f) As soon as practicable following Closing, Purchaser undertakes to submit a Request for Business Number to the Canada Revenue Agency to be registered for purposes of Goods and Services Tax/Harmonized Sales Tax in Canada.  Purchaser shall notify Seller of such registration or account number for Goods and Services Tax/Harmonized Sales Tax upon receipt.  Purchaser and Seller agree to execute an election pursuant to subsection 167(1) of the Excise Tax Act (Canada) in connection with the sale to the Purchaser  of the Purchased Assets which are situate in Canada or used in whole or in part in Canada, such that no tax under the Excise Tax Act (Canada) shall be payable in respect of the sale of such assets and Purchaser shall file such election within the time required under such legislation.  Purchaser agrees to indemnify Seller against the Goods and Services Tax/Harmonized Sales Tax which the Canada Revenue Agency assesses or reassesses against the Seller in the event that subsection 167(1) of the Excise Tax Act (Canada) does not apply to this transaction or the election referred to above is not filed.

5.5 Confidentiality.  Following the Closing, neither Seller nor the Member Parties shall, directly or indirectly, use or disclose or divulge any trade secrets or other Proprietary Rights of Seller sold to Purchaser hereunder, including information of others that such parties have agreed to keep confidential, nor any information relating to the financial terms of this transaction; provided that the foregoing restriction shall not apply to information (a) which is in the public domain or enters into the public domain through no fault of Seller or the Member Parties, and (b) Seller or the Member Parties are required by Law or legal process to disclose; provided, however, that Seller or the Member Parties have provided prior written notice to Purchaser of such requirement and reasonably cooperate with Purchaser if it seeks to obtain a protective order.

5.6 Non-Disparagement.  Neither Seller nor the Member Parties shall, at any time following the Closing, knowingly disparage Purchaser or any of its Affiliates or any of their respective shareholders (or, in the case of an entity other than a corporation, holders of equity interests in such entity), directors, officers, employees or agents.  Purchaser shall not at any time following the Closing, knowingly disparage Seller or either Member Party or any of their respective Affiliates or any of their or their Affiliates’ respective shareholders (or, in the case of an entity other than a corporation, holders of equity interests in such entity), directors, officers, employees or agents.

5.7 Restrictive Covenants.

(a) Covenant Not to Compete.  In order to preserve for Purchaser the value of the Business, Seller and each of the Member Parties agrees that for a period of five (5) years after the Closing Date, Seller and such Member Party shall not, without the prior written consent of Purchaser, directly or indirectly:

(i) engage or invest in, own, manage, operate or control, participate, be employed by, associated with or in any manner connected with or render services or advice to any other business which directly or indirectly competes with the Business formerly conducted by Seller and/or sold by Seller to Purchaser under this Agreement or the business presently conducted by Purchaser or any Affiliate of Purchaser anywhere within the continental United States; provided, however, that Seller and each Member Party may own stock in any publicly held company, provided the amount thereof shall not exceed 1% of the issued and outstanding stock of such publicly held company;

(ii) solicit, entice, induce, hire, retain, contract with or enter into a business relationship with any Person who at such time is, or at any time during the twelve (12) month period immediately preceding such time was, an employee, consultant or independent contractor of Seller, Purchaser or any Affiliate of Purchaser to become employed or engaged by any Person other than Purchaser or an Affiliate of Purchaser or to terminate their relationship with Purchaser or such Affiliate; or

(iii) for or on behalf of a same, similar or competitive business as the Purchaser or its Affiliates (including, without limitation, the business formerly conducted by Seller and/or sold by Seller to Purchaser under this Agreement), contact, solicit, canvas, provide services to, contract with, or accept business from any Person which (A) is, at any time during such five year period, a customer of Seller, the Purchaser or any Affiliate of Purchaser or was or has been a customer of Seller, the Purchaser or any Affiliate of the Purchaser within two years prior to the date hereof (including, without limitation, those Persons who were formerly customers of Seller and who became customers of the Purchaser in connection with the transactions contemplated by this Agreement), (B) has received and has outstanding a new business proposal from Seller, Purchaser or any Affiliate of Purchaser as of the date hereof, or (C) was a prospective customer of Seller with which Seller had business-related communications within two years prior to the date hereof.

The covenants in this Section 5.7 and the covenants set forth in Section 5.5 and Section 5.6 are herein referred to as the “Restrictive Covenants.”

(b) Material Inducement; Severability of Covenants.  Seller and each Member Party acknowledges and agrees that their willingness to be bound by the Restrictive Covenants was a material inducement to Purchaser’s willingness to enter into this Agreement, and that Purchaser would not have entered into this Agreement but for Seller’s and each such Member Party’s willingness to be bound by the Restrictive Covenants.  Seller and each Member Party acknowledges and agrees that each Restrictive Covenant is reasonable and valid in geographical and temporal scope, subject matter and in all other respects, and is necessary to protect the legitimate business interests of Purchaser and its Affiliates.  If any court determines the Restrictive Covenants, or any part thereof, are invalid or unenforceable, the remainder of the Restrictive Covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions, to the maximum extent permitted by applicable Law.  If any court determines that any Restrictive Covenant, or any part thereof, is unenforceable because of the duration or geographic scope or subject matter of such provision (or for any other reason), it is the parties’ intention that such court shall have the power to reduce the duration or scope or subject matter of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable to the maximum extent permitted by applicable Law.

(c) Relief for Violation.  Seller and each Member Party acknowledges that an irreparable injury will result to Purchaser and its Affiliates in the event of a breach of a Restrictive Covenant.  Seller and each Member Party also acknowledges and agrees that the damages or injuries which Purchaser and its Affiliates may sustain as a result of a breach of the Restrictive Covenants are difficult to ascertain and money damages alone will not be an adequate remedy to Purchaser and its Affiliates.  Seller and each Member Party agrees that in the event of such breach or threatened breach of a Restrictive Covenant, Purchaser and its Affiliates  shall also be entitled to obtain any equitable remedy, including any injunctive relief, necessary to prevent or restrain any violation or threatened violation of a Restrictive Covenant, without the necessity of posting a bond.  Such relief, however, shall be cumulative and non-exclusive and shall be in addition to any other remedy to which the parties may be entitled.

5.8 Name Change.  Seller shall change its corporate name on the Closing Date to a name that does not include and is not similar in any respect to the word “R.L. Drake” and shall change its name in Canada to a name that does not include the word “Drake”.

5.9 Employee Matters.

(a) Purchaser agrees to offer employment  as of the day immediately following the Closing Date, on an “at will” basis, to the employees of the Business listed on Schedule 5.9(a)(i) attached hereto (“Hired Employees”), except that the Hired Employees located in Canada shall be offered employment as of the Closing Date, on an “at will” basis.  If a Hired Employee accepts Purchaser’s offer of employment, he or she will become an employee of Purchaser (or an Affiliate of the Purchaser) as of the Closing Date.

(b) Seller shall cause each Hired Employee to resign from or have such Hired Employee’s employment terminated by Seller in accordance with applicable Law, and, in the case of persons rendering services under employment agreements, under such agreements.  Seller shall be responsible for any notification and other obligations under applicable law resulting from Seller’s termination of employees due to the transactions contemplated by this Agreement.  Seller shall satisfy all payment and other obligations under each such employment agreement and applicable Law in connection with the resignation or termination of each Hired Employee. Without limiting the foregoing, Seller shall pay each Hired Employee for all accrued but unused personal leave, personal time off, sick or vacation leave.  Purchaser shall be solely responsible for setting the terms of Purchaser's employment or engagement of each Hired Employee.

(c) Seller shall retain the liability for all claims which are incurred under any Employee Program of the Seller on or prior to the Closing Date and Purchaser shall have no responsibility or liability for the payment of any benefits relating thereto.  More specifically, Seller shall retain liability for (i) all benefits of any kind for former or current employees of Seller, including those who are not Hired Employees, and their dependents (including children of domestic partners), spouses/domestic partners, former spouses/domestic partners and beneficiaries, except as otherwise provided in Treasury Regulation Section 54.4980B-9, Q&A 8 with respect to continuation coverage under COBRA; provided that Purchaser shall assume such continuation coverage under COBRA under Purchaser’s benefit plans for current employees who are not Hired Employees; (ii) incurred but unpaid life insurance claims; (iii) long term disability claims incurred on or before the Closing Date and not yet reported or claims made and not paid; and (iv) medical and dental claims incurred on or before the Closing Date and not yet reported or claims made and not yet paid.

5.10 Removal of Certain Excluded Assets.  Not later than the date that is sixty (60) days after the Closing Date, Seller shall (i) remove or caused to be removed from the Facility all such Hazardous Substances set forth on Schedule 2.23(e) in compliance with all Laws, including, without limitation, all Environmental, Health and Safety Laws and Schedule 2.23(e), and (ii) remove or caused to be removed from the Facility the equipment described on Schedule 2.23(e) (the Hazardous Substances described in clause (i) and the equipment described in clause (ii) are sometimes collectively referred to herein as the “Plating Operation Assets and Materials”) in compliance with all Laws, including, without limitation, all Environmental, Health and Safety Laws and Schedule 2.23(e), provided that the removal of such Hazardous Substances and equipment shall not unreasonably interfere with the conduct of Purchaser’s business and shall take place at such date and time as is reasonably acceptable to Purchaser to minimize any interference with Purchaser’s business.   In furtherance thereof, Seller has obtained a January 16, 2012 proposal from Veolia Environmental Services, Proposal Number 0170-0387, for the Waste Treatment Plant Cleaning and Removal of Equipment (the “Veolia Proposal”).  Seller hereby incorporates by reference the Veolia Proposal as if set forth in full, a copy of which is attached to Schedule 2.23(e).  The attachment to this Agreement of the Veolia Proposal shall not be construed to create any inference that the Purchaser acknowledges that the Veolia Proposal is sufficient to satisfy Seller’s obligations under this Section 5.10 to remove the Plating Operation Assets and Materials from the Facility in accordance with this Section 5.10 and shall not limit any rights to indemnification Purchaser has against Seller for any breach of this Section 5.10, including, without limitation, with respect to the failure of Seller to remove or cause to be removed from the Facility the Plating Operation Assets and Materials.

5.11 Updated Inventory Summary.  Seller shall deliver to Purchaser not later than the close of business on the second business day following the Closing Date, an Inventory Summary as of the Closing Date broken down by categories of raw materials, work-in-process and finished goods and providing the reserves relating thereto and the book value of each item on a GAAP basis, together with a certification executed by Seller that such Inventory Summary true, accurate and complete.

5.12 Restriction on Distribution of Closing Cash Payment.  Seller shall retain and shall not distribute, directly or indirectly, to Seller’s members a portion of the Closing Cash Payment paid by Seller to Purchaser equal to $200,000.00 until after  Closing Date Working Capital and the Working Capital Adjustment has been finally determined pursuant to Section 1.7(b) and any post-Closing adjustment to the Purchase Price contemplated by Section 1.7(a)(ii) payable to Purchaser (if any) has been paid to Purchaser and the accounts receivable true-up contemplated by Section 1.7(d) (if any) has been finally determined and, if applicable, paid to the Purchaser.

5.13 Notices required under Canadian Lease.  Seller shall promptly following the Closing deliver to the Landlord (as defined in that certain Lease Agreement dated January 29, 2007 by and between R.L. Drake, LLC (as tenant) and WBMK Company (formerly R.L. Drake Company)(as landlord), as amended by the First Amendment to Lease Agreement dated August 17, 2007 by and between R.L. Drake, LLC (as tenant) and Steven M. Roe and Judith A Magee-Roe (as co-owners and successors in interest to WBMK Company (as landlord) (collectively, the “Ontario Lease”)) and the Peterborough Condominium Corporation #6 notice of the assignment of the Ontario Lease to Purchaser, as required by Section 5.1 of the Ontario Lease.

5.14 Just Fabricated Parts, Inc. Sublease.  Upon the written notice from Purchaser to Seller, Seller agrees to (i) terminate the sublease agreement between Seller and Just Fabricated Parts, Inc. which is described in that certain Letter Agreement between Seller and Just Fabricated Parts, Inc. dated November 12, 2001, as amended by that certain Letter Agreement dated February 19, 2003, that certain Letter Agreement dated February 20, 2004 and that certain letter Agreement dated April 5, 2005, which expired in 2006 and has continued since then on a month to month basis and (ii) take commercially reasonable action to cause Just Fabricated Parts, Inc. to vacate the premises that is the subject of such sublease.

SECTION 6.	SURVIVAL; INDEMNIFICATION.

6.1 Survival.

(a) The representations and warranties made by Seller and Purchaser herein and in any Ancillary Document shall survive Closing and continue in full force and effect for a period of eighteen (18) months from the Closing Date; provided, however, that the representations and warranties set forth in Section 2.7 (last sentence only), Section 2.8(b), Section 2.9, Section 2.22 and Section 2.23 shall survive until the expiration of the applicable statute of limitations.

(b) Claims for indemnification with respect to a breach of any representation or warranty shall be asserted not later than the thirtieth (30th) day after the expiration of the survival period applicable to such representation or warranty (the “Indemnification Claim Expiration Date”).  The covenants and agreements of the parties shall survive the Closing Date in accordance with their terms.

(c) Any representation, warranty, covenant, or agreement of any party in this Agreement or in any Ancillary Document which is qualified by materiality or words of similar import (collectively, “Materiality Conditions”) shall solely for the purposes of determining Losses under this Section 6 (and not for the purpose of determining whether an indemnification obligation exists) be considered without regard to such Materiality Conditions.

6.2 Indemnification by Seller and the Member Parties.  Seller and each Member Party jointly and severally agree to indemnify, defend and hold Purchaser and its respective Affiliates and Persons serving as officers, directors, members, managers, employees, agents or representatives thereof (individually a “Purchaser Indemnified Party” and collectively the “Purchaser Indemnified Parties”) harmless from and against any claims, damages, liabilities, losses, Taxes, fines, penalties, proceedings, suits, lost profits, diminution in value, judgments, deficiencies, costs, and expenses (including, without limitation, reasonable fees of counsel) of any kind or nature whatsoever (whether or not arising out of third-party claims and including all amounts paid in investigation, defense or settlement of the foregoing) (collectively, “Losses”), which may be sustained or suffered by any of them arising out of or in connection with any of the following matters:

(a) any breach of the representations and warranties made by the Seller and/or any Member Party in this Agreement (including the Schedules hereto) or in any Ancillary Document or the failure of such representations and warranties to be true and correct;

(b) any failure by the Seller or any Member Party to carry out, perform, satisfy and discharge any of its covenants, agreements, undertakings, liabilities or obligations (collectively, “Obligations”) under this Agreement or under any Ancillary Document pursuant to the terms and conditions of this Agreement or such Ancillary Document, including, without limitation, any Losses associated with filing an action or otherwise seeking to compel Seller to satisfy and discharge its Obligations;

(c) any failure by Seller or any Member Party to pay, perform and discharge any of the Excluded Liabilities (including, without limitation, Taxes) as set forth in this Agreement;

(d) the ownership and use of the Purchased Assets on or prior to the Closing Date;

(e) all product liability claims arising from or in connection with any products manufactured by Seller on or prior to the Closing Date (but for the sake of clarity, excluding ordinary, usual and customary product warranty claims falling within industry standard tolerances);

(f) any and all liabilities related to environmental conditions existing on or prior to the Closing Date, including, without limitation, any and all liabilities related to the generation, transportation, placement, storage, treatment, use and/or disposal by Seller, or any predecessors of Seller, of any Hazardous Substances or other materials on or prior to the Closing Date at facilities and/or real property that are or were at any time owned, leased or otherwise occupied by Seller or any predecessor of Seller, and/or any offsite disposal facility utilized by Seller or any predecessor of Seller;

(g)  (i) any liability for Taxes that (A) are imposed on Seller or the Members (including, without limitation, estimated and/or composite Taxes) or any of Seller’s Affiliates or any member of any consolidated, affiliated, combined or unitary group of which Seller or its Affiliates is or has been a member, or on the Purchased Assets or Business of Seller for any period on or prior to the Closing Date, (B) otherwise result from Taxes relating to the ownership, possession, use or operation of the Purchased Assets or the Business on or prior to the Closing Date, (C) result by reason of a failure of Seller to file any Tax Return that is required to be filed for any tax period ending on or prior to the Closing Date, or (D) are attributable to any distribution from Seller to any Member, (ii) any liability for Taxes or any Person as a transferee or successor, by operation of Law or pursuant to any tax sharing, tax indemnity, tax allocation or other similar agreement, which Taxes relate to either a liability existing or to an event or transaction occurring on or before the Closing Date (including, without limitation, Taxes resulting from the application of any Law that imposes liability on Purchaser as a purchaser or transferee of the Purchased Assets), and (iii) any liability for Transfer Taxes including all recording and filing fees under applicable Law incurred in connection with this Agreement or the transactions contemplated hereby and imposed on Purchaser or its Affiliates;

(h) any liability in respect of any brokerage commission or finder’s, investment banker’s or similar fee alleged to be payable to any agent, broker, consultant or other Person acting on behalf of Seller or any of the Member Parties in connection with the transactions contemplated by this Agreement;

(i) any liability related to the conduct by Seller of its business after the Closing Date;

(j) any liability related to the existence of the equipment and Hazardous Substances described on Schedule 2.23(e) (or if not described on Schedule 2.23(e), should have been described on Schedule 2.23(e)) at the Facility on and after the Closing Date and any liability related to the removal from the Facility of such equipment and the Hazardous Substances pursuant to Section 5.10;

(k) any claims by any employees of Seller that arose before the date of Closing or relate to claims arising from or related to years of services prior to the Closing Date, including, without limitation, government claims for unpaid taxes or remittances or workplace safety remittances (other than, with respect to employees of Seller located in Ontario, Canada, statutory claims only that the Purchaser may be responsible for as a successor employer in accordance with the Employment Standards Act of Ontario for any employees it employs after the date of Closing); provided that the indemnity contemplated by this subsection 6.2(k) shall not include legal fees incurred by Purchaser in connection with the defense thereof; and

(l) notwithstanding the disclosures made by Seller on Schedule 2.15, any liability that arises from or relates to the infringement or alleged infringement of any patents held by K Tech Telecommunications or any affiliate thereof, including, without limitation, the patents described on Schedule 2.15, related to the manufacture, use, sale, offer for sale and/or import into the United States or any other country by Seller on or prior to the Closing Date of Seller’s MQM6000L, MQM1000, DQT1000 and MEQ1000 QAM Modulators, provided that, notwithstanding the foregoing, Purchaser shall not be entitled to indemnification under this Section 6.2(l) with respect to any such products sold by Purchaser after the Closing Date.

6.3 Indemnification by Purchaser.  Purchaser agrees to indemnify, defend and hold Seller, the Member Parties, Persons serving as officers, directors, employees, agents or representatives of Seller and Persons serving as officers, directors, employees, agents or representatives of the Member Parties or either of them (individually, a “Seller Indemnified Party” and, collectively, the “Seller Indemnified Parties”) harmless from and against any Losses which may be sustained or suffered by any of them arising out of or based upon any of the following matters:

(a) any breach of the representations and warranties made by Purchaser in this Agreement or in any Ancillary Document or the failure of such representations and warranties to be true and correct;

(b) any failure by Purchaser to carry out, perform, satisfy and discharge any of its covenants, agreements, undertakings, liabilities or obligations under this Agreement or under any Ancillary Document pursuant to the terms and conditions of this Agreement or such Ancillary Document;

(c) any failure by Purchaser to pay, perform and discharge any of the Assumed Liabilities as set forth in this Agreement;

(d) the ownership and use of the Purchased Assets after the Closing Date; and

(e) any liability in respect of any brokerage commission or finder’s, investment banker’s or similar fee alleged to be payable to any agent, broker, consultant or other Person acting on behalf of Purchaser in connection with the transactions contemplated by this Agreement.

6.4 Limitations on Indemnification.

(a) Notwithstanding anything to the contrary in this Agreement, the Purchaser Indemnified Parties shall only be entitled to indemnification under Section 6.2(a) above if the aggregate amount of Losses incurred by the Purchaser Indemnified Parties with respect to which Purchaser claimed indemnification under Section 6.2(a) exceed Fifty Thousand Dollars ($50,000.00) (the “Deductible Amount”) whereupon the Purchaser Indemnified Parties shall be entitled to indemnification for all Losses incurred by the Purchaser Indemnified Parties in excess of the Deductible Amount (including Losses that are individually less than $50,000 in amount); provided, however, that any Losses resulting from (i) any fraudulent or intentional misrepresentations of Seller or any Member Party or (ii) any breach of Section 2.7 (last sentence only), Section 2.8(b), Section 2.9, Section 2.10, Section 2.22, Section 2.23 and Section 2.30 (collectively, “Fundamental Representations”) shall not be subject to the Deductible Amount.  Notwithstanding anything to the contrary in this Agreement, the Seller Indemnified Parties shall only be entitled to indemnification under Section 6.3(a) above if the aggregate amount of Losses incurred by the Seller Indemnified Parties with respect to which Seller claimed indemnification under Section 6.3(a) exceed the Deductible Amount, whereupon the Seller Indemnified Parties shall be entitled to indemnification for all Losses incurred by the Seller Indemnified Parties in excess of the Deductible Amount (including Losses that are individually less than $50,000 in amount); provided, however, that any Losses resulting from any fraudulent or intentional misrepresentations of Purchaser shall not be subject to the Deductible Amount.

(b) The maximum liability of Seller and the Member Parties under Section 6.2(a) shall not exceed One Million Dollars ($1,000,000) (the “Cap”), provided that the Cap shall not apply to claims for breaches of Fundamental Representations or fraudulent or intentional misrepresentations.  For breaches of Fundamental Representations, the maximum liability of Seller and the Member Parties shall be limited to the Purchase Price.

(c) Purchaser shall not be entitled to indemnification pursuant to this section 6 with respect to punitive damages, except (i) in the case of fraud or any intentional misrepresentation and (ii) in the case where punitive damages are awarded in a Third Party Claim or other proceeding against any of the Purchaser Indemnified Parties making any of them liable for the payment of punitive damages to any third party.

(d) With respect to Losses asserted by Purchaser Indemnified Parties for which indemnification is required of Seller and/or any of the Member Parties under Section 6.2, if, prior to the Closing Date, Seller has purchased or funded payment of the premiums for an insurance policy described on Schedule 6.4(d) which provides coverage for the Losses set forth in Purchaser Indemnified Parties’ claim for indemnification, Purchaser shall submit the claim for such Losses to such insurance carrier; provided, however, the submission of such claim by Purchaser shall in no way (i) reduce, alter, modify or eliminate the indemnification obligations of Seller or the Member Parties for such Losses and/or the claim that the Purchaser Indemnified Parties have against the funds held under the Escrow Agreement relating to such Losses or (ii) modify the time at which the Purchased Indemnified Parties are entitled to be paid any amounts owed by the Indemnifying Parties.  Any amounts payable under this Section 6 shall be calculated after giving effect to any proceeds received from such insurance policies covering the damage, loss, liability or expense that is the subject to the claim for indemnity (and to the extent insurance proceeds are recovered by the Indemnified Parties in respect of an indemnified Loss after payment of such Loss was made by the Indemnifying Parties to the Indemnified Party, the Indemnified Parties shall reimburse the Indemnifying Parties in an amount equal to the lesser of (x) the amount paid to the Indemnified Parties  under such insurance policy in respect of such Loss and (y) the amount previously paid by the Indemnifying Parties to the Indemnified Parties in respect of such Loss).

6.5 Defense of Claims; Payment of Indemnification Claims.

(a) The party or parties seeking indemnification hereunder (each, an “Indemnified Party”) shall give the party or parties from whom indemnification is sought or to be sought (each, an “Indemnifying Party”) prompt written notice of any Losses suffered by, affecting or otherwise directed at it.  If an indemnification claim involves a claim by a third party (a “Third Party Claim”), the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is actually and materially prejudiced thereby.

(b) The Indemnifying Party will have the right and obligation to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within fifteen (15) days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, and (iv) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 6.5(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

(d) In the event any of the conditions in Section 6.5(b) above is or becomes unsatisfied, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically (at least monthly) for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses), and (iii) the Indemnifying Party will remain responsible for any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Section 6.

(e) Upon determination of the amount due, or after a final agreement is reached or a final judgment or order is rendered with respect any matter which is subject to indemnification under this Section 6, the Indemnifying Party shall, subject to Section 6.4 hereof, pay to the Indemnified Party or the Person entitled thereto, as applicable, not later than the tenth (10th) business days thereafter, the amount owing by the Indemnifying Party with respect to such matter together with interest on such amount at a rate of eight percent (8%) per annum calculated from the date the Loss was incurred by the Indemnified Party through the date payment is made by the Indemnifying Party to the Indemnified Party.  To the extent that Purchaser has any right to offset any amounts owed to Purchaser pursuant to Purchaser’s indemnification rights under this Section 6 from any Earn-Out payable by Purchaser to Seller or any other amounts payable by Purchaser to Seller, then Purchaser, in its sole discretion, may determine whether to exercise such rights of offset or make a claim against the Escrow Funds held under the Escrow Agreement.  For the sake of clarity, in the event any such claims for indemnification are subject to dispute, Purchaser may exercise its right of offset (if any) and withhold amounts payable to Seller in an amount equal to such indemnification claim until such time as the dispute has been resolved.

(f) Notwithstanding the foregoing, Seller, in consultation with Purchaser, shall control the conduct of all Tax Proceedings that would reasonably be expected to give rise to a claim for indemnification under Section 6.2(a) with respect to a breach of Section 2.9 or Section 6.2(g) (a “Pre-Closing Tax Proceeding”); provided, however, in the event of a determination that Seller is liable for additional Tax (an “Adverse Result”) and Seller desires to contest such Adverse Result (a “Contested Pre-Closing Tax Proceeding”), Seller shall obtain the consent of Purchaser with respect to the resolution of the Contested Pre-Closing Tax Proceeding. Seller shall conduct the Pre-Closing Tax Proceeding diligently and in good faith and each of Seller and Purchaser shall bear its own expenses.  If a dispute arises in connection with the conduct or resolution of a Contested Pre-Closing Tax Proceeding, Purchaser and Seller shall attempt in good faith to resolve such dispute with respect to such conduct or resolution within thirty (30) days of the date on which such dispute arises and any matters remaining in dispute at the end of such period shall be submitted to the Independent Accountant for resolution.  The Independent Accountant shall be given reasonable access to all relevant records of Seller and Purchaser relating to the matters in dispute, and Seller and Purchaser shall be afforded an opportunity to present to the Independent Accountant any material relating to the resolution of the matters in dispute and to discuss such matters with the Independent Accountant; provided, however, that any submissions, presentations or any other correspondence shall be provided to the Independent Accountant and the other Party simultaneously and the Independent Accountant shall hold no ex-parte discussions or conferences with any Party; provided, further, that the Independent Accountant shall be requested to resolve any such dispute expeditiously and, in any event, within thirty (30) days and not be authorized to resolve any matter in a manner that would require a Purchaser Indemnified Party to initiate or defend litigation in a court proceeding with respect to the Tax matters at issue.  To the extent not inconsistent with this Section 6.5(f), all of the remaining provisions of Section 6 shall remain applicable.

6.6 Reliance.  No right of indemnification hereunder shall be limited by reason of any investigation or audit conducted before or after the Closing or the knowledge of any party of any breach of a representation, warranty, covenant or agreement by the other party at any time, or the decision of any party to complete the Closing. Notwithstanding anything to the contrary herein, Purchaser shall have the right, irrespective of any knowledge or investigation of Seller, to rely fully, and is relying fully, on the representations, warranties and covenants of Seller and the Member Parties contained herein.

6.7 Accounting Adjustment.  Any payment of an indemnification claim hereunder shall be accounted for as an adjustment to the Purchase Price.

SECTION 7.	MISCELLANEOUS.

7.1 Fees and Expenses.  Each of the parties shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement.  No expenses of Seller or the Member Parties relating in any way to the purchase and sale of the Purchased Assets hereunder and the transactions contemplated hereby, including, without limitation, legal, accounting, or other professional expenses of Seller or the Member Parties, shall be charged to or paid by Purchaser or included in any of the Assumed Liabilities.  The foregoing shall not limit, however, any party’s right to include expenses in any claim for damages against any other party who breaches any legally binding provision of this Agreement.

7.2 Governing Law.  This Agreement shall be construed under and governed by the internal laws of the State of Delaware without regard to its conflict of laws provisions.

7.3 Dispute Resolution.

(a) The Parties agree to cooperate to effectuate the letter and spirit of this Agreement.  The Parties agree that they shall attempt in good faith to resolve any questions, issues, disputes or controversies arising out of or relating to this Agreement, which may occur in the future, promptly by negotiations between the Parties.

(b) Any Party may give the other Parties written notice of any controversy not resolved in the normal course of business.  Within ten (10) days after delivery of that notice, negotiators for the Parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to exchange relevant information and to attempt to resolve the dispute.  If the matter has not been resolved within thirty (30) days of the disputing Party’s notice, or if the Parties fail to meet within ten (10) days, any Party may initiate mediation of the controversy as provided below.  If a negotiator intends to be accompanied at a meeting by an attorney, the other negotiators shall be given at least three (3) business days’ notice of such intention and may also be accompanied by an attorney.  All negotiations pursuant to this section are confidential and shall be treated as compromise and settlement negotiations for purposes of the Federal Rules of Evidence and state rules of evidence.

(c) If the controversy has not been resolved by negotiation as provided above, the Parties shall endeavor to settle the controversy by mediation under the then-current International Institute for Conflict Prevention & Resolution (“CPR”) Mediation Procedure.  The neutral third party mediator shall be selected from the CPR Panels of Neutrals.  If the Parties encounter difficulty in agreeing on a neutral, they will seek the assistance of CPR in the selection process.  The mediation shall take place in Wilmington, Delaware.  The costs of the mediation shall be shared equally by the Parties.  Efforts to reach a settlement will continue until the conclusion of the mediation proceeding, which is deemed to occur when: (a) a written settlement is reached, or (b) the mediator concludes and informs the parties in writing that further efforts would not be useful, or (c) the Parties agree in writing that an impasse has been reached, or (d) the Parties have failed to reach a settlement within the earlier of forty-five (45) days of the selection of the mediator or sixty (60) days after the initiation of the mediation process under this Section 7.3.  The Parties regard this obligation to mediate as an essential provision of this Agreement and one that is legally binding on them.

(d) If the controversy has not been resolved by negotiation or mediation as provided above, the Parties shall settle the controversy by arbitration under the then-current arbitration rules and procedures established by Judicial Arbitration and Mediation Services, Inc. (“JAMS”) by three arbitrators.  Each of Seller and Purchaser shall appoint one arbitrator, and those two arbitrators shall choose the third arbitrator.  Either Party may initiate such a proceeding.  The arbitrators shall be different from the mediator and each of the arbitrators shall not be affiliated in any manner with any of the Parties.  If the panel of arbitrators is not formed within 60 days after the conclusion of the mediation proceeding set forth in Section 7.3(c), either Party may request JAMS to select the Arbitration Panel.  The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. §§ 1-16, and judgment upon the award rendered by the arbitrator may be entered in any court of law having jurisdiction thereof.  The arbitration shall take place in Wilmington, Delaware.  The costs of the arbitration shall be paid by the party that does not prevail in the arbitration or otherwise allocated among the Parties as determined by the arbitrators in the event that the arbitrators have determined that each party prevailed in part.  The arbitrators shall make a reasoned award which shall be binding, final, and not subject to appeal.  By agreeing to arbitration, the parties are waiving their right to a jury trial.

(e) Notwithstanding anything to the contrary herein, if a party is seeking equitable relief such as an injunction or if the controversy is of a nature that a party would be materially prejudiced by a delay in being permitted to file suit with respect to the controversy, then any party may proceed to file suit in a court of competent jurisdiction pursuant to this Agreement with respect to such unresolved controversy, and the Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the state and federal courts of the State of Delaware in connection with any such action, and irrevocably and unconditionally waive the defense of an inconvenient forum.  EACH PARTY HERETO HEREBY IRREVOCABLY TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY SUCH ACTION (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

7.4 Notices.  Any notice, request, demand, or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given (a) if personally delivered, upon receipt, (b) if sent via overnight delivery by a nationally recognized delivery service, upon the next business day, or (c) if sent by registered or certified mail, return receipt requested, upon the sooner of the date on which receipt is acknowledged or the expiration of three days after deposit in United States post office facilities properly addressed with postage prepaid.  All notices to a party shall be sent to the addresses set forth below or to such other address or person as such party may designate by notice to each other party hereunder:

TO SELLER:	R.L. Drake, LLC 179 Bear Hill Road Waltham, Massachusetts 02451
If to RLDA:	R.L. Drake Acquisition Corporation 179 Bear Hill Road Waltham, Massachusetts 02451
If to WBMK:	WBMK Holding Company 3813 Middle Run Road Spring Valley, Ohio 45370
In each case, with a mandatory copy to:	Shannon S. Zollo, Esq. Morse, Barnes-Brown & Pendleton, P.C. Reservoir Place 1601 Trapelo Road Waltham, MA 02451
TO PURCHASER:	R. L. Drake Holdings, LLC One Jake Brown Road Old Bridge, New Jersey 08857 Attn: James A. Luksch, Chief Executive Officer
With a mandatory copy to:	Gary P. Scharmett, Esq. Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098

Any notice given hereunder may be given on behalf of any party by his counsel or other authorized representatives.

7.5 Entire Agreement.  This Agreement, including the Ancillary Documents referred to herein, is complete, reflects the entire agreement of the parties with respect to its subject matter, and supersedes all previous written or oral negotiations, commitments, and writings with respect to the subject matter hereof.  No promises, representations, understandings, warranties, and agreements have been made by any of the parties hereto except as referred to herein or in the Ancillary Documents; and all inducements to the making of this Agreement relied upon by either party hereto have been expressed herein or in the Ancillary Documents.

7.6 Assignability; Binding Effect.  No party hereto may assign or transfer any or all of its rights or obligations under this Agreement without the prior written consent of the other parties; provided, however, that Purchaser shall be permitted, without the consent of Seller or any of the Member Parties, to assign its rights hereunder to (i) any Affiliate of Purchaser and (ii) to any successor to the business of Purchaser, whether by the acquisition of all or substantially all of Purchaser’s assets, merger or otherwise.

7.7 Captions.  The captions in this Agreement are for convenience only and shall not affect the construction or interpretation of any term or provision hereof.

7.8 Execution in Counterparts.  For the convenience of the parties and to facilitate execution, this Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document.  Signatures of the parties transmitted by facsimile or electronic mail shall be deemed to be original signatures for all purposes.

7.9 Amendments.  This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by each party hereto, or in the case of a waiver, the party waiving compliance.

7.10 Schedules and Exhibits.  This Agreement shall be deemed to have incorporated by reference all Schedules and Exhibits referred to herein to the same extent as if such Schedules and Exhibits were fully set forth herein.  The information in the Schedules constitutes (i) exceptions to particular representations, warranties, covenants and obligations of Seller and the Member Parties as set forth in this Agreement or (ii) descriptions or lists of assets and liabilities and other items referred to in this Agreement. If there is any inconsistency between the statements in this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the statements in this Agreement will control.

7.11 No Third Party Beneficiaries.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.  This Agreement shall not benefit or create any right, remedy or cause of action in or on behalf of any Person other than the parties hereto and their respective permitted successors and assigns.  Without limiting the generality of the foregoing, no employee of Seller shall be entitled to any rights under this Section 6.2(l) or under any other provisions of this Agreement.

7.12 Legal Representation of the Parties.  This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

7.13 Interpretation.  In this Agreement, unless a clear contrary intention appears: (a) the singular number includes the plural number and vice versa; (b) reference to any gender includes each other gender; (c) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (d) “hereunder,” “hereof,” “hereto,”  and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof; and (e) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

7.14 Severability.  If any provision of this Agreement is construed to be invalid, illegal or unenforceable, then the remaining provisions hereof shall not be affected thereby and shall be enforceable without regard thereto, and the parties agree that this Agreement shall be reformed to replace such unenforceable provisions with a valid and enforceable provision that comes as close as possible to expressing the intent of the unenforceable provision.

7.15 Set-off.  If Purchaser at any time believes it is or may be entitled to set-off any amounts to which it may be entitled under any provision of this Agreement or the agreements contemplated hereby against amounts otherwise payable to Seller pursuant to this Agreement or the agreements contemplated hereby, Purchaser shall notify Seller specifying in reasonable detail the basis for such set-off.  If Purchaser asserts a right of set-off pursuant to this Section 7.15, Purchaser shall be entitled to withhold from any amount due to Seller an amount which in its reasonable judgment is sufficient to cover the amount of such claim.  Upon final determination of the amount of such claim, whether by a non-appealable court order or final settlement of the dispute, Purchaser shall be entitled to that portion of the withheld amount required to satisfy the claim in full.  Neither the exercise of nor the failure to exercise such right of set-off shall limit the right of Purchaser to exercise any other remedies that may be available to it.

7.16 Press Releases.  Purchaser shall be authorized to issue one or more press releases related to this Agreement or the transactions contemplated hereby, with the content thereof subject to the approval by Seller (such approval not to be unreasonably withheld or delayed).  Subject to the following sentence, neither Seller nor the Member Parties shall issue any press release or other public disclosure related to this Agreement or the transactions contemplated hereby without the prior written consent of the Purchaser.  Following the filing by Purchaser of a Form 8-K with the Securities and Exchange Commission disclosing the transactions contemplated by this Agreement, the Seller and the Member Parties shall be authorized to issue one or more press releases related to this Agreement or the transactions contemplated hereby, with the content thereof to be limited to the information regarding this Agreement and the transactions contemplated hereby that is disclosed in such Form 8-K and/or in any other filing made by Purchaser under the Securities Exchange Act or otherwise publicly disclosed by Purchaser.  Notwithstanding the foregoing, nothing contained herein shall prohibit any party from making any disclosure required by any applicable Law or court order or the applicable rules of any stock exchange or from discussing this Agreement with such party’s bankers, accountants, lawyers and other advisor that have a need to know.

7.17 No Waiver.  No failure to exercise, delay in exercising or single or partial exercise of any right, power or remedy by any party, and no course of dealing between or among any of the parties, shall constitute a waiver of, or shall preclude any other or further exercise of, the same or any other right, power or remedy.

7.18 Certain Defined Terms.

(a) Affiliate.  The word “Affiliate” as used in this Agreement means with respect to a specified Person: any Person directly or indirectly controlling, controlled by or under common control with such specified Person, provided that solely for purposes of Sections 2.11, 2.21, 5.6, 5.7, 6.2 and 7.6 of this Agreement, the term “Affiliate” shall also include (a) a Person owning or controlling ten (10) percent or more of the outstanding voting securities of such specified Person; (b) any officer, director, or manager of such specified Person; and (c) a Person who is an officer, director, manager or holder of ten (10) percent or more of any of the voting interests of any Person that is otherwise deemed an Affiliate as set forth in this sentence above.  For purposes of the foregoing definition, “control” (including “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(b) “Canadian Employee Termination Payment Obligation” means, with respect to Seller’s employees located in Canada, the total amount that Purchaser would be required to pay in accordance with the Employment Standards Act of Ontario to such Canadian employees as a result of their years of service with the Seller, if their employment was terminated without cause on or after the Closing.

(c) Knowledge.  The parties agree that the meaning of the words “to Seller’s Knowledge” or words of similar import in this Agreement, which are used to qualify a representation or warranty in this Agreement, shall in all cases be understood as comprising the actual knowledge of Ted Patton, Bruce MacRae, Michael Brubaker, Kyle D. Gobeaux, Joshua Blanton, David Ruffin, Ronald Wysong; provided, that for purposes of the foregoing, actual knowledge shall be deemed to include knowledge of any information that would have been known to such individuals after a reasonable inquiry of the officers, directors, employees, accountants, attorneys and other agents of Seller who could be reasonably be expected to have knowledge about the subject matter of the representation or warranty at issue.

(d) Person.                        The word “Person” as used in this Agreement, means any individual, sole proprietorship, joint venture, partnership, corporation, limited liability company, association, cooperative, trust, estate, governmental body, administrative agency, regulatory authority, or other entity of any nature whatsoever.

(e) Member.  The word “Member” as used in this Agreement, means each member of Seller and the word “Members” means all of the members of Seller.  Where appropriate (including, without limitation, Section 2.9), a Person owning an interest in a partnership, grantor trust, S corporation or an entity whose separate existence is disregarded pursuant to Treasury Regulation Section 1.7701-3 (each a flow-through entity), that owns, directly or through other flow-through entities, an interest in the Seller shall be included within the definition of a “Member” or “Members.”

(f) Facility.  The word “Facility” as used in this Agreement, means the premises (including the real estate, all facilities, fixtures, and other improvements thereon) located at 230 Industrial Drive, Franklin, Ohio leased by Seller under that certain Lease Agreement dated as of November 12, 1997 between Robert V. Spayd, Trustee and R. L. Drake Company (predecessor-in-interest to the Company), as amended by that certain Amendment to Lease dated October 9, 2006 between Robert L. Drake, Jr. Trustee (successor landlord) and R. L. Drake Company, as further amended by that certain Second Amendment to Lease Agreement dated as of April 30, 2010 between 230 Industrial Drive, LLC (successor landlord) and Seller.

7.19 Third Party Consents.  To the extent that Seller’s rights under any Assigned Contract to be assigned to Purchaser hereunder may not be assigned without the consent of another person (each, a “Material Consent”) which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller shall use its reasonable best efforts to obtain any such Material Consent as soon as commercially practicable after the Closing.  If any Material Consent shall not be obtained or if any attempted assignment would be ineffective or would materially impair Purchaser’s rights under the instrument or document in question so that Purchaser would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by law and the instrument or document, shall act as Purchaser’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by law and the instrument or document, with Purchaser in any other reasonable arrangement designed to provide such benefits exclusively to Purchaser.

[Signature Pages Follow]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date first written above.

R. L. DRAKE HOLDINGS, LLC By: /s/ James A. Luksch Name: James A. Luksch Title: Chief Executive Office	R.L. DRAKE, LLC By: /s/ Ted Patton Name: Ted Patton Title: Manager
R.L. DRAKE ACQUISITION CORPORATION By: /s/ Ted Patton Name: Ted Patton Title: President	WBMK HOLDING COMPANY By: /s/ Ronald Wysong Name: Ronald Wysong Title: President